Abbott

2022 ANNUAL REPORT



At Abbott, we've been relentlessly focused on improving people's health for 135 years. Today, we're tackling some of the world's most pressing healthcare challenges to help people at all ages and stages of life.

Because we believe the best medical product is the one that helps the most people, we design breakthrough solutions in each of our businesses — nutrition, branded-generic pharmaceuticals, medical devices, and diagnostics — to help ensure maximum access and affordability.

Our balanced leadership across diverse markets and geographies gives us more ways to win and helps insulate us from the impact of global economic swings, helping us deliver consistent growth and strong shareholder returns.

TABLE OF CONTENTS

Front Cover:

JAY KING

ENSITE X EP SYSTEM/ *ADVISOR* HD GRID MAPPING CATHETER, *SENSOR ENABLED/ TACTICATH* ABLATION CATHETER, *SENSOR ENABLED/GALLANT* ICD

During a routine physical, Jay King's doctor discovered that Jay was suffering from atrial fibrillation. A series of ablations using Abbott's *TactiCath* Ablation Catheter in conjunction with the *EnSite* X mapping system and HD Grid Mapping Catheter helped his heart restore a steady beat. Later, after suffering an episode of ventricular tachycardia, Jay had our *Gallant* cardioverter defibrillator implanted, which let him get back to the active life and outdoor activities he loves.



ROBERT FORD
Chairman of the Board and
Chief Executive Officer

DEAR FELLOW SHAREHOLDER:

The three years of the Covid pandemic called on all of the strengths that have made Abbott such an enduringly successful company and demonstrated how we'll remain one in the years to come. Our response and performance have been true to both our legacy of achievement and our commitment to the future. As we emerge from the pandemic, we are ready to lead in the dynamic new era of healthcare that lies ahead.

CHALLENGE AND OPPORTUNITY

With its breadth and impact on all aspects of society, Covid has been the most significant global health crisis in a century. When the world needed help as this new virus ground it to a halt, Abbott answered the call. We quickly formed a battery of R&D and operational teams to attack the new virus from multiple angles.

The result: more than a dozen different tests for use at all stages of the disease process and in a wide range of testing styles and environments, from hospital laboratories to self-testing.

The availability of fast, accurate, and accessible testing was a major factor in the world's response to the pandemic. It gave people confidence that they could conduct their lives safely and allowed them to regain normalcy after the disruptions of the virus.

The success of our actions also built major new businesses for Abbott at unprecedented speed and, importantly for the long term, demonstrated the power and potential of rapid diagnostics. We showed the world the many benefits of testing — and of health technology broadly — that is decentralized, digitized, and democratized. This greatly accelerated the adoption of the technology and built strong new channels to pharmacies, to doctors' offices, and to people's homes.

So, while Covid testing will become a smaller part of our business as we move from a pandemic to an endemic level, Abbott has built a leading position for the promising future of rapid testing.

And this is not the only long-term opportunity that the success of our pandemic response made possible for us. Over this period, our Covid-testing revenues allowed us to invest an additional $2 billion to fund or accelerate R&D programs and marketing efforts in our priority growth areas. We also invested approximately $6 billion in capital projects that will expand our manufacturing capacity and improve our capabilities.

As a result of these strategic moves and investments, Abbott is an even stronger company coming out of Covid than we were going into it.

The pandemic has, of course, had many other impacts on our operating environment and our business. It's affected our institutional customers by reducing their ability to perform hospital procedures and routine testing. And it's disrupted global supply chains and work patterns, both of which have contributed to inflation.

Abbott has dealt with challenges like these time and again over its long history. While Covid whipped them together into a unique storm, we've weathered many. Abbott is a long-term company; we know how to plan, how to adapt, how to find the ways we need to deliver for both our customers and our shareholders.

That's how, over the three years of the pandemic, we not only returned a total of nearly $15 billion to shareholders through dividends and share repurchases, but, at the same time, continued to invest for our durable, long-term growth.

Significant as today's challenges are, you can rely on Abbott to persevere, to perform, and to live up to our values as we always have.

An example was our voluntary recall of infant formula and temporary suspension of manufacturing at one of

3-YEAR FINANCIAL HIGHLIGHTS

3-YEAR SALES GROWTH
↗ +37%

3-YEAR ADJUSTED EPS GROWTH
↗ +65%[1]

our U.S. plants. We addressed this situation and resumed production in July. With adjustments to our global manufacturing network — running our U.S. facilities at increased capacity and importing additional formula from Europe — we were able to deliver roughly the same volume of formula in the U.S. in the second half of 2022 as we did prior to the stoppage. As a result, availability on store shelves is improving and we will continue working to get families the consistent and dependable supply of high-quality infant formula they've relied on for almost a century.

While managing the demands of the present, we've kept our eyes on the future and its opportunities, which we believe have never been greater.

Medical science is advancing at high speed, with significant progress in miniaturization, and greater understanding of gene expression and the microbiome. Data technology is doing the same, with new capabilities from artificial intelligence to machine learning to advanced manufacturing. And the two fields are combining to create remarkable new possibilities.

New connected technologies allow patients to receive care from their physicians whenever and wherever they need it. Wearable digital sensing technologies give people the information about their bodies that they need to manage medical conditions or monitor and improve their health. New diagnostic platforms are transforming the ways testing is conducted from the lab to the home. We're in the midst of a new healthcare revolution, and Abbott is among its foremost leaders.

In 2022 alone, we delivered a host of innovative new product approvals and launches, including:

- *FreeStyle Libre 3,* the world's smallest, most accurate continuous glucose monitoring sensor
- The *EnSite* X EP System, our new cardiac mapping platform, which helps physicians better treat abnormal heart rhythms
- *Aveir,* our single-chamber leadless pacemaker for the treatment of patients with slow heart rhythms
- An upgraded version of our *NeuroSphere myPath* digital health app with enhanced functionality
- Our *Proclaim Plus* spinal cord stimulation system featuring the next generation of Abbott's proprietary *BurstDR* therapy
- And two new *Amplatzer* cardiac devices: *Amulet*, which helps reduce the risk of stroke in people with atrial fibrillation; and *Talisman*, to treat people with a small opening between the upper chambers of the heart that puts them at risk of recurrent ischemic stroke

And our pipeline for the future remains very rich. We have the technologies and opportunities we need to fuel both therapeutic advancement and robust growth for years to come. These technologies and their life-changing impact for patients and consumers can be seen throughout this report.

FINANCIAL PERFORMANCE

Despite the headwinds in our operating environment, Abbott delivered sales of $43.7 billion in 2022 — an increase of around 6.4 percent on an organic basis[2] — and earnings-per-share of $5.34[3], exceeding our initial forecast for the year.

3-YEAR DIVIDEND GROWTH

↗+46%

~$15B

RETURNED TO SHAREHOLDERS SINCE THE BEGINNING OF 2020

3-YEAR TOTAL SHAREHOLDER RETURN

32.5%

[1] On a GAAP basis, 3-year EPS growth was 90% [2] On a GAAP basis, Abbott sales increased 1.3% [3] Full-year 2022 GAAP diluted EPS from continuing operations were $3.91
For full financial data and reconciliation of non-GAAP measures, please see Abbott's 2020 through 2022 earnings releases at www.abbottinvestor.com

In December, we announced a dividend increase of 8.5 percent for 2023; this makes for an average annual dividend increase of more than 12 percent since the beginning of the pandemic. Abbott has now paid dividends for 99 consecutive years and is in the exclusive ranks of Dividend Kings, the small group of companies that have increased dividends for more than 50 years in a row.

Over the past three years, Abbott has provided shareholders a total return of approximately 32.5 percent, versus a market return of 23.6 percent.

The key to that success in an environment like today's is our diversified business strategy, which gives us defensive strength by protecting us from market downturns in particular businesses, and offensive strength by providing us more ways to compete and win.

THE FUTURE

The challenges of the last three years demonstrate precisely why and how Abbott will continue to lead far into the future. Our company has thrived for 135 years because of its resilience and adaptability, its diversified portfolio of leading businesses, its financial strength and acumen, and a deep-rooted culture of service, execution, and success.

Because of our extensive history and experience, Abbott takes the long view. While our experience helps us navigate the waters of the present, it also ensures that we always steer toward the horizon. We're inspired by the immense potential of the future of healthcare and believe that we are very well positioned to capture it.

Our objective, laid out in our 2030 Sustainability Plan, is to help three billion people every year with Abbott products — a fifty percent increase over the course of the plan. To achieve that ambitious goal, we're working to transform the future of healthcare. We've adopted a set of guiding innovation principles with the explicit intention of making our technologies more accessible to more people. That means easier to use. It means deliverable in new ways. And it means reducing the total cost of care to help patients, providers, and payers.

We're energized by that vision and believe there's never been a better time to be in healthcare. We're here at Abbott to help people live fuller lives through better health. That's a high purpose and a responsibility that we take very seriously. To us, it means the motivation to create the life-changing products and technologies of the future, the vigilance to ensure they're of the highest quality, and the commitment to meet the needs of the people we're here to serve.

Abbott Proud,

ROBERT B. FORD
Chairman of the Board and
Chief Executive Officer
February 28, 2023

3-YEAR INCREASE IN R&D INVESTMENT

+18%

>125 new product launches in 2022

ABBOTT

Creating the future of healthcare, with leading brands and powerful new technologies





COMMITTED.

For 135 years, Abbott has focused relentlessly on delivering for our stakeholders. Today, billions of people around the world depend on us in vital ways.

We're committed to honoring that trust. And we work to earn it every day.


Abbott
ATENÇÃO
SE ESTA FITA FOR VIOLADA, CONFIRA INTEGRALMENTE O PEDIDO
ATTENTION
IF THIS TAPE IS VIOLATED, VERIFY THE ORDER FULLY



RELIABLE.

Our portfolio spans the spectrum of healthcare, helping people at all ages and stages of life. This balance — along with market leadership aligned with major trends, and our broad global presence — forms the basis for Abbott's consistent and reliable performance.

135

YEARS OF GROWTH AND SUCCESS



99

CONSECUTIVE YEARS OF DIVIDENDS PAID

50+

YEARS OF RISING DIVIDENDS





RELEVANT.

Putting our customers at the center of everything we do, we've built our portfolio strategically for relevance to where medicine and technology, our markets and society are heading.

DIAGNOSTIC systems and tests to provide the information people need, when they need it, so they and their doctors can make better decisions.

MEDICINES that offer reliable quality and accessibility to help people in the world's emerging markets get and stay healthy.

MEDICAL DEVICES to keep hearts and arteries healthy, treat chronic pain and movement disorders, and give people with diabetes more freedom and control.

NUTRITION PRODUCTS that apply scientific innovation to help people build and maintain health across every stage of life, from infancy onward.


Abbott 2022 Business Balance
Diagnostics 38%
Pharmaceuticals 11%
Medical Devices 34%
Nutrition 17%

RAPID DIAGNOSTICS

ID NOW

Our benchtop molecular analyzer offers reliable, rapid results, giving healthcare professionals information they need to make faster, more effective treatment decisions.


HOME
6/FEB/2019 12:00PM
RUN TEST
RUN QC TEST
REVIEW MEMORY
PREFERENCES
SETUP
LOG OUT
ID NOW™
Abbott

EMPOWERING KNOWLEDGE


Abbott
Panbio™
COVID-19 Ag
15 min
C
T

***PANBIO* COVID-19 TEST**

Pioneering innovative ways to screen, diagnose, and monitor a vast range of health conditions.

Abbott is a global leader in point-of-care testing, with a portfolio focused on four key areas: Infectious Disease, Cardiometabolic & Informatics, Toxicology, and Consumer Diagnostics. Our products are used in a variety of settings, including hospital labs, emergency and operating rooms, physician offices, urgent-care clinics, pharmacies, and health posts in remote and rural areas. The pandemic has shown the value of at-home testing and sample collection, and Abbott plans to bring that convenience and discretion to additional areas in the future, including for sexually transmitted infections (STIs).

In addition to our *BinaxNOW* test for Covid-19, we offer lateral-flow tests for other infectious diseases, including the *Panbio* HIV Self Test*, and the world's most sensitive lateral-flow tests for detecting hepatitis B surface antigen*. Our *ID Now* benchtop molecular analyzer brings improved sensitivity and specificity to in-office infectious-disease testing.

Our *iSTAT* family of portable blood analyzers can be used at the patient's side to deliver real-time, lab-quality test results, making them useful in emergency and acute-care settings.

*Not available in the United States



KAMINI SARVAISPARAN

SINGAPORE
***PANBIO* COVID HOME TEST**

As a financial adviser, Kamini has regular contact with customers. She and her husband, Sanjeev, rely on *Panbio* Covid self tests to help keep their children safe.

LABORATORY DIAGNOSTICS

Abbott systems and tests help laboratory professionals run high volumes of patient samples with speed, accuracy, and efficiency.

DATA-BASED DECISIONS





ALINITY M MOLECULAR DIAGNOSTICS ANALYZER

Fully integrated and automated molecular diagnostics analyzer delivers next-level flexibility and efficiency for core laboratories.

Abbott's innovative tests and instrument systems that support healthcare professionals with health screening, disease diagnosis, and monitoring have made us a leading name in immunoassay diagnostics, companion diagnostics, clinical chemistry, and blood screening. Our blood-screening systems and tests are used to safeguard approximately 60% of the world's blood supply.

Our information solutions enable efficient information sharing across functions, allowing faster and better-informed treatment decisions.

Over the next few years, Abbott will continue rolling out our *Alinity* family of harmonized systems, which are being designed to run more tests in less space, generate test results faster, and minimize human errors, while continuing to provide high-quality results. In 2022, Abbott received U.S. FDA clearance for our first-of-its-kind *Alinity* m STI Assay, which simultaneously detects and differentiates up to four common sexually transmitted infections (STIs); and U.S. FDA Emergency Use Authorization of its molecular test for detecting the Mpox virus (formerly known as monkeypox).



GLP SYSTEMS

An innovative laboratory automation solution that offers proven technology with flexibility and options to meet the needs of high-volume diagnostic laboratories.



DR. TULIO DE OLIVIERA

DURBAN, SOUTH AFRICA
ABBOTT PANDEMIC DEFENSE COALITION

Dr. Oliviera, of the Genomic Centre of the University of KwaZulu-Natal, is an important contributor to Abbott's Pandemic Defense Coalition, which identifies new pathogens, analyzes potential risk levels, rapidly develops and deploys new diagnostic testing, and assesses public health impact in real time.



PEDIATRIC AND ADULT NUTRITION

For more than 90 years, Abbott has developed innovative products to help people reach their full potential at every stage of life.

NOURISHING POTENTIAL

SANTIAGO BLANCO

VERACRUZ, MEXICO
PEDIASURE

Santiago is a very active 4-year-old. His mom, Emilse, relies on *PediaSure* to make sure he's getting all the nutrition he needs to keep going — and growing — strong.

At Abbott, we understand that proper nutrition is the foundation for living the best and fullest life possible. That's why we develop science-based nutrition products for people of all ages. Abbott products help babies and children grow, keep adult bodies strong and active, and support the unique nutrition needs of people with chronic illnesses — to make every stage of life a healthy one.

Our pediatric product line includes *Similac* infant and toddler formulas, which support healthy growth and development; *PediaSure*, our complete, balanced nutritional drink designed with the optimal balance of protein, carbohydrates, vitamins and minerals; and *Pedialyte*, our advanced rehydration solution specially formulated to help kids and adults replenish vital fluids and electrolytes.

Our Adult Nutrition portfolio is anchored by our *Ensure* line of products, with complete, balanced, and targeted nutrition to help people stay active and healthy, as well as support recovery from illness, injury, or surgery. Launched in 1973, *Ensure* is the most-recommended brand among doctors who suggest oral nutritional products to their patients.

Our portfolio is rounded out by *Glucerna* shakes and bars for people with diabetes; *Juven*, which supports wound healing; and *Nepro*, for people with kidney disease.

PEDIASURE

Complete, balanced nutritional drink.


2'-FL HMO Prebiotic
NON-GMO
PediaSure
Grow & Gain
with Immune Support
27 VITAMINS & MINERALS
7g PROTEIN
vanilla shake
PediaSure
ORGANIC
Nutrition to Help Kids Grow
chocolate shake


Abbott
Ensure
nutrition shake
COMPLETE
350 CALORIES
25 VITAMINS & MINERALS
30g PROTEIN

ENSURE COMPLETE

The only complete, balanced nutrition shake with 30 grams of protein and nutrients to support immune health.



MARGY MARTINDALE

WEST CHESTER, OHIO, USA
JUVEN

After a fall left her with a broken arm that required surgery, Margy (seen here enjoying time with her granddaughter) relied on *Juven*, our nutritional supplement that has been clinically shown to support wound healing, during her recovery.

ESTABLISHED PHARMACEUTICALS

TRUSTED BRANDS

Applying new technologies and services to transform the way people in emerging markets use medicines.



Every day, more than 19 million people in 95 countries benefit from Abbott's medicines. In this business, we innovate in all areas beyond the molecule, using local insights to apply new ways to make good medicines better. Our product portfolios are localized and offer solutions to help treat some of the most prevalent health conditions. Through our a:care program, we leverage advances in digital tools and behavioral science to support healthcare professionals and empower people to take small, manageable steps to take charge of their health.

We drive scale and market share by having breadth and depth in high-growth therapeutic areas — tailored to local needs and supported through innovations and new partnerships. This portfolio approach helps us provide efficiencies, focus, and therapeutic expertise, and to build deep stakeholder relationships. Our most-used products in this business include the world's leading medicines for pancreatic enzyme deficiency, progesterone hormone therapy, and vertigo.

DIMPLE BHATNAGAR

NEW DELHI, INDIA
FEMOSTON CONTI

When Dimple began experiencing the symptoms of menopause, she just didn't feel like herself anymore, enduring mood swings, muscle weakness and, as she puts it, frequent mental breakdowns. Since she began taking Abbott's *Femoston conti*, she says "I feel like me again!" Dimple shared her experience as part of "The Next Chapter," an initiative we launched in 2022 to help break the silence around menopause and empower women to live their fullest lives.


Abbott
Femoston conti
0.5mg/2.5mg
Estradiol/Dydrogesterone

19
million people in emerging markets take Abbott medicines every day

24
manufacturing facilities and development centers worldwide

Commercial presence in
95 countries

MORE THAN 1,500 PRODUCTS

Abbott offers a broad portfolio of high-quality medicines across multiple therapeutic areas

- Gastroenterology
- Women's Health
- Cardiometabolic
- Pain Management/ Central Nervous System
- Respiratory

A representative sample of our broad portfolio of leading medicines in emerging markets.


Abbott
DUSPATA
135mg Mebeverine Hydro
BRUFEN
100mg/5ml Ibuprofen
BRUFEN
400mg Ibupro
Femoston
Rytmonorm
KLACID
Fevar
100mg Fluvoxam
Synthroid



ADVANCED ENGINEERING

Minimally invasive devices to repair damage and rebuild healthier hearts.

ALICE TERRA DE MORAIS

RIO DE JANEIRO, BRAZIL
AMPLATZER PICCOLO

Alice has always dreamed of being a professional soccer player, but congenital heart disease prevented her from participating in physical activities. Abbott's *Amplatzer Piccolo* Occluder repaired her heart, and now she's free to pursue her dreams.



A continued emphasis on patient-focused innovation has helped Abbott build our broad portfolio of structural heart devices. Our leading technologies include *MitraClip* and *TriClip**, our market-leading transcatheter valve-repair devices; *Navitor*, *Portico*, and *Tendyne** valve-replacement systems; and our line of *Amplatzer* occluders, which treat a variety of defects resulting from holes in the heart.

In 2022, we launched several important new products, including the *Amplatzer* Steerable Delivery Sheath for our *Amplatzer Amulet* Occluder, the first and only steerable delivery system designed to help seal the left atrial appendage (LAA) in people with atrial fibrillation who are at an increased risk of ischemic stroke; and the *Amplatzer Talisman* system, which seals an opening in the heart known as a patent foramen ovale (PFO) to prevent blood clots from passing from the right to the left side of the heart and on to the brain, where they can cause a stroke.

AMPLATZER PICCOLO

An often lifesaving device designed to help repair patent ductus arteriosus, a life-threatening opening in the hearts of some premature infants.


LIBERTY

TRICLIP G4*



Next-generation transcatheter edge-to-edge repair system for leaky tricuspid valves.

NAVITOR TAVI

Transcatheter aortic valve implantation system combines our *Navitor* valve with the stability and accuracy of our *FlexNav* delivery system.



*Currently available in Europe and countries that recognize the CE mark.



VASCULAR

INFORMED INTERVENTIONS

JULIE BAKER

BUCKNER, MISSOURI, USA
***JETi* SYSTEM**

When Julie went to the hospital with severe pain in her leg, doctors discovered a blood clot that put her in danger of losing the limb altogether. She's grateful her doctors were able to use Abbott's *JETi* thrombectomy system to safely remove the clot, saving her leg and helping make sure she could still enjoy walks in the woods with her granddaughter, Irelyn.

Advanced imaging systems help optimize treatments and improve outcomes for vascular interventions.

Abbott's comprehensive vascular portfolio includes:

- The market-leading *XIENCE* family of drug-coated stents
- Diagnostic and imaging devices to help doctors assess blockages in the arteries
- Catheters and guidewires to support optimal treatment
- Vessel-closure devices used to close vascular and structural heart access sites following stent placements.

Our *Ultreon* 1.0 software, which merges imaging technology with artificial intelligence to enhance visualization of stenting procedures, works with our *OPTIS* imaging systems




JETi
THROMBECTOMY
SYSTEM



XIENCE SKYPOINT

The newest DES in the *XIENCE* family has an enhanced design that offers better expansion and excellent deliverability.

to automatically detect blockage severity and measure blood vessel characteristics, supporting more precise decisions.

In 2022, Abbott expanded the rollout of its *JETi* thrombectomy device, which leverages cutting-edge technology to remove blood clots. Using a uniquely positioned high-pressure saline jet, *JETi* fragments a clot within the safety of the catheter tip, and can also selectively deliver diagnostics or therapeutics during the clot-removal procedure.

COMPREHENSIVE VASCULAR PORTFOLIO

- *Perclose ProGlide* vascular closure system
- *JETi* thrombectomy system
- *Supera* Peripheral Stent system
- *Dragonfly OpStar* Imaging Catheter
- *OPTIS Next* Imaging System with *Ultreon* Software
- *PressureWire* family of pressure-sensing guidewires
- *XIENCE* family of drug-eluting stents

NEUROMODULATION

FlexBurst360 therapy offers pain coverage for up to six areas of the trunk and/or limbs and enables programming that can be adjusted as a person's therapeutic needs evolve.





CLINICIAN
PROGRAMMER
PATIENT
CONTROLLER
Abbott
Abbott
Proclaim™ Plus
Recharge-free SCS System
Abbott
Proclaim™ Plus
Recharge-free SCS System
Abbott



NEW PATHS FORWARD

Our specialized devices help people suffering from chronic pain and movement disorders get back to living their lives.

Abbott is the global leader in the development of chronic pain therapy solutions, offering a unique portfolio that includes radiofrequency ablation and spinal-cord stimulation (SCS) therapy technologies.

In 2022, we received U.S. FDA approval for our *Proclaim Plus* SCS system, which features *FlexBurst360*, the next generation of our proprietary *BurstDR* stimulation. This advanced device offers pain coverage across up to six areas of the trunk and/or limbs and lets doctors adjust programming as a person's therapeutic needs evolve.

For people with Parkinson's disease and essential tremor, we've developed the *Infinity* Deep Brain Stimulation (DBS) system, the first DBS system available that offers both directional leads to target therapy to specific needs and a patient-friendly iOS® software platform that gives them more control over managing their symptoms.

These devices are designed to be used in conjunction with Abbott's *NeuroSphere Virtual Clinic*, which allows people to connect with their doctors and receive remote programming adjustments from the comfort of their homes. In 2022, we launched an upgraded version of our *NeuroSphere myPath* digital health app, which helps doctors more closely track their patients as they evaluate Abbott neurostimulation devices to address their chronic pain.

ANITTA MEIJER

‘S-HERTOGENBOSCH, NETHERLANDS
***PROCLAIM* SCS SYSTEM**

For years, chronic leg pain made it difficult for Anitta to do even the simplest things. After trying several unsuccessful therapies, she wondered if the pain was just something she'd have to learn to live with. But then her doctor implanted Abbott's *Proclaim* SCS system, and Anitta was delighted by the difference. Today, she is largely pain-free and can once again enjoy her active life.



HEART FAILURE MANAGEMENT

A FULL SPECTRUM OF CARE



AVERY JASTER

MCKINNEY, TEXAS, USA
***CARDIOMEMS* HF SYSTEM**

Since being diagnosed with heart failure, Avery has relied on our *CardioMEMS* HF System to continually monitor changes in her pulmonary artery pressure, helping identify problems even before her symptoms appear. This allows her doctor to take an earlier and more proactive approach to her care.

A comprehensive approach to heart-failure treatment and management.

Abbott is the leader in heart-failure management technology, with innovative devices that meet patient and clinician needs from the earliest stages to the most advanced stages of the disease.

Our *CardioMEMS* HF system is the first and only U.S. FDA-approved heart-failure monitoring system that allows clinicians to remotely monitor changes in pulmonary artery pressure before a patient's heart-failure symptoms show or progress. This allows physicians to proactively adjust medication or treatment and help reduce hospitalization. In 2022, our *CardioMEMS* HF System was approved in the U.S. to support the care of people with earlier-stage heart failure, giving more than a million more people access to this important technology.

Our *HeartMate 3 LVAD*, the leading left ventricular assist device, is an implantable heart pump for people living with advanced heart failure who do not qualify for, or are awaiting, a heart transplant. The *HeartMate 3 LVAD* is the only device of its kind to use *Full MagLev* Flow Technology, a proprietary system designed to reduce trauma to the blood as it passes through the pump.

In 2022, we announced new clinical data that showed for the first time that a heart pump can help the majority of patients with advanced heart failure extend survival beyond five years in a population of patients who otherwise would not be expected to survive a year.



CARDIOMEMS HF SYSTEM

Abbott's paper-clip-sized device can alert doctors to worsening heart failure before symptoms arise.

GALLANT HF CARDIAC RESYNCHRONIZATION THERAPY DEFIBRILLATOR

Smartphone connectivity lets this device transmit important data to a doctor's office without the need for an in-person visit.


9:40 AM
myMerlinPulse™
Abbott
Heart Device Checked
Last checked on
February 15, 2020.
SEND TRANSMISSION
MY HEART DEVICE
HISTORY
HELP & SUPPORT
Abbott
Gallant HF
Smartphone Connectivity

ELECTROPHYSIOLOGY

Cutting-edge technology to deliver reliable treatment for atrial fibrillation.



BOLD SOLUTIONS

JAY KING

SAN DIEGO, CALIFORNIA, USA
ENSITE X EP SYSTEM/ *ADVISOR* HD GRID MAPPING CATHETER, *SENSOR ENABLED*/ *TACTICATH* ABLATION CATHETER, *SENSOR ENABLED*/*GALLANT* ICD

When Jay went into atrial fibrillation during a routine physical, his doctor recommended an ablation. Abbott's *EnSite* X EP System and *Advisor* HD Mapping Catheter, *Sensor Enabled* helped the doctor more accurately identify the part of Jay's heart that was causing the trouble.

Our electrophysiology portfolio includes next-generation cardiac mapping systems and catheters that let doctors deliver precise treatments, and ablation catheters that work with those advanced systems and are designed to be easier for doctors to use.

Our *EnSite* X EP System with *EnSite Omnipolar* Technology is our cardiac mapping platform that creates highly detailed three-dimensional maps of the heart to help physicians identify and then treat areas of the heart where abnormal rhythms originate. Our portfolio also includes the *Advisor* HD Grid Mapping Catheter, *Sensor Enabled*, which uses a first-of-its-kind electrode configuration to create more-highly detailed maps of the heart; and our *TactiCath* Contact Force Ablation Catheter, *Sensor Enabled* which helps physicians determine where to apply optimal pressure during a cardiac ablation.

In 2022, Abbott released the results from a study showing that 89% of patients treated for persistent atrial fibrillation using our *TactiCath* Contact Force Ablation Catheter, *Sensor Enabled* device remained symptom-free for at least 15 months.



ENSITE X EP SYSTEM

Designed for accurate and efficient mapping of the heart.


Points: 1823 used / 9431 total
Score 78
CL 264ms
LAT 4ms
Proximity to EnSite surface: -0.8 mm

37 million

PEOPLE WORLDWIDE WITH AFIB

TACTIFLEX

The first and only contact force catheter with a flexible tip.


TactiFlex™

CARDIAC RHYTHM MANAGEMENT

NEVER MISS A BEAT



JACK BURBAGE

OCEAN CITY, MARYLAND, USA
***AVEIR* VR**

Jack struggled with atrial fibrillation for roughly 20 years and had resigned himself to living with the condition. But now, with Abbott's leadless pacemaker helping ensure a steady heartbeat, Jack feels better than he has in years, and is able to more fully enjoy time with his partner, Ginny.




Abbott
Jot Dx


Welcome
Record Symptoms

JOT Dx

Smartphone-compatible implantable cardiac monitor.


Abbott
Aveir

AVEIR VR

Single-chamber leadless pacemaker.

A full portfolio of solutions for managing abnormal heart rhythms.

In cardiac rhythm management, we offer pacemakers that restore normal heart rates, implantable cardiac defibrillators that can terminate dangerous heart rhythms and extend life, cardiac resynchronization devices that help the heart pump more effectively, and implantable monitors that can document heart rhythm abnormalities.

Our *Confirm Rx* and *JOT DX* ICM are Bluetooth®-enabled implantable cardiac monitors — small insertable devices that wirelessly transmit data via the patient's smartphone to the physician's office, facilitating more prompt diagnosis of heart-rhythm abnormalities.

In 2022, we added to our portfolio of pacemakers with the launch of our *Aveir* VR single-chamber leadless pacemaker for the treatment of patients with slow heart rhythms. *Aveir* is implanted directly inside the heart's right ventricle via a minimally invasive procedure, eliminating the need for a power generator to be surgically implanted in the upper chest. *Aveir* is the world's only leadless pacemaker with a unique mapping capability to assess correct positioning prior to placement, and is designed to be completely retrievable should the patient's therapy needs change or if the device needs to be replaced.

PEOPLE POWER

JOHN SIMS

COLUMBUS, OHIO, USA
FREESTYLE LIBRE

Knowing his *FreeStyle Libre 2* system is continuously monitoring his glucose levels gives John the peace of mind he needs to focus on the things that really matter, like spending time with his grandson, Jayden.



Approximately 4.5 million people in 60 countries rely on our *FreeStyle Libre* portfolio to help them manage their diabetes.

Our Diabetes Care business is powered by our *FreeStyle Libre* system, the Number One continuous glucose monitoring (CGM) system in the world[1]. Designed from the start to be a more accessible and affordable option, *FreeStyle Libre* is making a life-changing difference for people in 60 countries. The system features breakthrough sensor technology that frees people from the pain and hassles of fingersticks[2], capturing accurate, real-time glucose readings every minute and providing trends in glucose levels with a swipe of a compatible smartphone[3] or a reader.

In 2022, Abbott launched our next-generation *FreeStyle Libre 3* — the world's smallest, most accurate CGM sensor[4] — in the United States.

The impact of the *FreeStyle Libre* portfolio will be multiplied by a strategic partnership, announced in 2022, that will integrate our *FreeStyle Libre* portfolio with WeightWatchers®' diabetes-tailored weight-management program to create a seamless mobile experience that gives people living with diabetes the information and insights they need to gain better control of their health.

We also announced a partnership with CamDiab and Ypsomed to develop and commercialize an integrated automated insulin delivery (AID) system, connecting the *FreeStyle Libre 3* sensor to CamDiab's mobile app, which is authorized to connect with Ypsomed's insulin pump.

And, we received breakthrough device designation from the U.S. FDA for a new biowearable we're developing that will continuously monitor both glucose and ketone levels in one sensor.


9:41
FreeStyle Libre 3
GLUCOSE GOING LOW
75
mg/dL
350
300
250
200
150
100
50
0
12PM
3PM
6PM
9PM
ADD NOTE
SENSOR ENDS IN: 14 DAYS

#1
CONTINUOUS GLUCOSE MONITORING

FREESTYLE LIBRE 3 CONTINUOUS GLUCOSE MONITORING SYSTEM

FreeStyle Libre was named the Best Medical Technology of the past 50 years by the Galien Foundation, the premier global institution dedicated to honoring innovation in life sciences.

HELPING PEOPLE WITH DIABETES LIVE HEALTHIER, MORE ACTIVE LIVES

[1] Data on file, Abbott Diabetes Care. Data based on the number of users worldwide for the *FreeStyle Libre* portfolio compared to the number of users for other leading personal-use, sensor-based glucose monitoring systems.

[2] Fingersticks are required if your glucose alarms and readings do not match symptoms or when you see the Check Blood Glucose symbol during the first 12 hours.

[3] *FreeStyle Libre* apps are only compatible with certain mobile devices and operating systems.

[4] Among patient-applied sensors. Data on File. Abbott Diabetes Care

CREATING THE FUTURE

By anticipating changes in medical science and technology, Abbott continually refreshes our new-product pipeline with leading-edge innovations.


CLINICIAN
PROGRAMME
Abbott
Abbott
Eterna SCS

ETERNA SCS

The smallest implantable, rechargeable spinal cord stimulator on the market provides for long-term pain relief.



TRANSFORMING DIAGNOSTIC LABS

Systems and automation that help maximize efficiency.

SCIENCE-BASED NUTRITION

Responding to consumer preference by building on the latest science to deliver next-generation products.


Ensure
PLANT-BASED
PROTEIN
nutrition shake
20g Protein
180 Calories
5g Fiber
25 ESSENTIAL VITAMINS AND MINERALS
NO ARTIFICIAL FLAVORS, SWEETENERS, OR COLORS
NON-GMO INGREDIENTS
NO DAIRY, NO SOY
PROTEIN FROM A BLEND OF FAVA BEAN AND PEA
VANILLA
11 FL OZ (330 mL)




Lingo
GET STARTED

LINGO

A new line of biowearables being designed to measure key biomarkers like glucose and ketones to help people understand the connection to their energy levels, cravings, athletic performance or general wellbeing.

ADVANCED MITRAL VALVE REPLACEMENT

Novel device can be implanted without the need for open-heart surgery.



FIRST-OF-ITS-KIND MULTIPLEX TEST

Simultaneously detects and differentiates four common sexually transmitted infections.


SUPPLIES

***AVEIR* DUAL-CHAMBER PACEMAKER**

Innovative technology being designed to provide beat-by-beat communication between two leadless pacemakers.


Abbott
Aveir


9:41
Abbott
For Patients

ADVANCED DIGITAL TOOLS

to help people around the world take charge of their health.

2022 FINANCIAL REPORT

CONSOLIDATED STATEMENT OF EARNINGS

(in millions except per share data)

Year Ended December 31	2022	2021	2020
Net Sales	$43,653	$43,075	$34,608
Cost of products sold, excluding amortization of intangible assets	19,142	18,537	15,003
Amortization of intangible assets	2,013	2,047	2,132
Research and development	2,888	2,742	2,420
Selling, general and administrative	11,248	11,324	9,696
Total Operating Cost and Expenses	35,291	34,650	29,251
Operating Earnings	8,362	8,425	5,357
Interest expense	558	533	546
Interest income	(183)	(43)	(46)
Net foreign exchange (gain) loss	2	1	(8)
Other (income) expense, net	(321)	(277)	(103)
Earnings from Continuing Operations Before Taxes	8,306	8,211	4,968
Taxes on Earnings from Continuing Operations	1,373	1,140	497
Earnings from Continuing Operations	6,933	7,071	4,471
Net Earnings from Discontinued Operations, net of taxes	—	—	24
Net Earnings	$ 6,933	$ 7,071	$ 4,495
Basic Earnings Per Common Share —			
Continuing Operations	$ 3.94	$ 3.97	$ 2.51
Discontinued Operations	—	—	0.01
Net Earnings	$ 3.94	$ 3.97	$ 2.52
Diluted Earnings Per Common Share —			
Continuing Operations	$ 3.91	$ 3.94	$ 2.49
Discontinued Operations	—	—	0.01
Net Earnings	$ 3.91	$ 3.94	$ 2.50
Average Number of Common Shares Outstanding Used for Basic Earnings Per Common Share	1,753	1,775	1,773
Dilutive Common Stock Options	11	14	13
Average Number of Common Shares Outstanding Plus Dilutive Common Stock Options	1,764	1,789	1,786
Outstanding Common Stock Options Having No Dilutive Effect	3	—	9

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

Year Ended December 31	2022	2021	2020
Net Earnings	$ 6,933	$ 7,071	$ 4,495
Foreign currency translation gain (loss) adjustments	(894)	(980)	65
Net actuarial gains (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $330 in 2022, $340 in 2021 and $(79) in 2020	1,177	1,201	(331)
Net gains (losses) on derivative instruments designated as cash flow hedges, net of taxes of $11 in 2022, $63 in 2021 and $(87) in 2020	40	351	(215)
Other Comprehensive Income (Loss)	323	572	(481)
Comprehensive Income	$ 7,256	$ 7,643	$ 4,014

Supplemental Accumulated Other Comprehensive Income (Loss) Information, net of tax as of December 31:			
Cumulative foreign currency translation (loss) adjustments	$(6,733)	$(5,839)	$(4,859)
Net actuarial (losses) and prior service (cost) and credits	(1,493)	(2,670)	(3,871)
Cumulative gains (losses) on derivative instruments designated as cash flow hedges	175	135	(216)
Accumulated other comprehensive income (loss)	$(8,051)	$(8,374)	$(8,946)

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

Year Ended December 31	2022	2021	2020
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 6,933	$ 7,071	$ 4,495
Adjustments to reconcile earnings to net cash from operating activities —			
Depreciation	1,254	1,491	1,195
Amortization of intangible assets	2,013	2,047	2,132
Share-based compensation	685	640	546
Investing and financing losses, net	215	55	425
Trade receivables	(68)	(383)	(924)
Inventories	(1,413)	(456)	(493)
Prepaid expenses and other assets	(75)	(312)	(627)
Trade accounts payable and other liabilities	420	1,288	1,766
Income taxes	(383)	(908)	(614)
Net Cash From Operating Activities	9,581	10,533	7,901
Cash Flow From (Used in) Investing Activities:			
Acquisitions of property and equipment	(1,777)	(1,885)	(2,177)
Acquisitions of businesses and technologies, net of cash acquired	—	(187)	(42)
Proceeds from business dispositions	48	134	58
Purchases of investment securities	(185)	(173)	(83)
Proceeds from sales of investment securities	152	77	10
Other	22	26	19
Net Cash From (Used in) Investing Activities	(1,740)	(2,008)	(2,215)
Cash Flow From (Used in) Financing Activities:			
Proceeds from issuance of (repayments of) short-term debt, net and other	47	(204)	2
Proceeds from issuance of long-term debt and debt with maturities over 3 months	7	4	1,281
Repayments of long-term debt and debt with maturities over 3 months	(753)	(48)	(1,333)
Purchases of common shares	(3,795)	(2,299)	(403)
Proceeds from stock options exercised	167	255	245
Dividends paid	(3,309)	(3,202)	(2,560)
Other	—	—	(11)
Net Cash From (Used in) Financing Activities	(7,636)	(5,494)	(2,779)
Effect of exchange rate changes on cash and cash equivalents	(122)	(70)	71
Net Increase (Decrease) in Cash and Cash Equivalents	83	2,961	2,978
Cash and Cash Equivalents, Beginning of Year	9,799	6,838	3,860
Cash and Cash Equivalents, End of Year	$ 9,882	$ 9,799	$ 6,838
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,864	$ 1,941	$ 970
Interest paid	563	544	549

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 9,882	$ 9,799
Investments, primarily bank time deposits and U.S. treasury bills	288	450
Trade receivables, less allowances of — 2022: $500; 2021: $519	6,218	6,487
Inventories:		
Finished products	3,805	3,081
Work in process	680	694
Materials	1,688	1,382
Total inventories	6,173	5,157
Other prepaid expenses and receivables	2,663	2,346
Total current assets	25,224	24,239
Investments	766	816
Property and equipment, at cost:		
Land	511	525
Buildings	4,053	4,007
Equipment	14,164	13,528
Construction in progress	1,484	1,304
	20,212	19,364
Less: accumulated depreciation and amortization	11,050	10,405
Net property and equipment	9,162	8,959
Intangible assets, net of amortization	10,454	12,739
Goodwill	22,799	23,231
Deferred income taxes and other assets	6,033	5,212
	$74,438	$75,196

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2022	2021
Liabilities and Shareholders' Investment		
Current liabilities:		
Trade accounts payable	$ 4,607	$ 4,408
Salaries, wages and commissions	1,556	1,625
Other accrued liabilities	5,845	5,181
Dividends payable	887	831
Income taxes payable	343	306
Current portion of long-term debt	2,251	754
Total current liabilities	15,489	13,105
Long-term debt	14,522	17,296
Post-employment obligations and other long-term liabilities	7,522	8,771
Commitments and contingencies		
Shareholders' investment:		
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2022: 1,986,519,278; 2021: 1,985,273,421	24,709	24,470
Common shares held in treasury, at cost — Shares: 2022: 248,724,257; 2021: 221,191,228	(15,229)	(11,822)
Earnings employed in the business	35,257	31,528
Accumulated other comprehensive income (loss)	(8,051)	(8,374)
Total Abbott Shareholders' Investment	36,686	35,802
Noncontrolling interests in subsidiaries	219	222
Total Shareholders' Investment	36,905	36,024
	$ 74,438	$ 75,196

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

(in millions except shares and per share data)

Year Ended December 31	2022	2021	2020
Common Shares:			
Beginning of Year			
Shares: 2022: 1,985,273,421; 2021: 1,981,156,896; 2020: 1,976,855,085	$ 24,470	$ 24,145	$ 23,853
Issued under incentive stock programs			
Shares: 2022: 1,245,857; 2021: 4,116,525; 2020: 4,301,811	72	173	181
Share-based compensation	687	642	548
Issuance of restricted stock awards	(520)	(490)	(437)
End of Year			
Shares: 2022: 1,986,519,278; 2021: 1,985,273,421; 2020: 1,981,156,896	$ 24,709	$ 24,470	$ 24,145
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2022: 221,191,228; 2021: 209,926,622; 2020: 214,351,838	$(11,822)	$(10,042)	$(10,147)
Issued under incentive stock programs			
Shares: 2022: 4,980,202; 2021: 5,650,168; 2020: 6,290,757	269	271	298
Purchased			
Shares: 2022: 32,513,231; 2021: 16,914,774; 2020: 1,865,541	(3,676)	(2,051)	(193)
End of Year			
Shares: 2022: 248,724,257; 2021: 221,191,228; 2020: 209,926,622	$(15,229)	$(11,822)	$(10,042)
Earnings Employed in the Business:			
Beginning of Year	$ 31,528	$ 27,627	$ 25,847
Impact of adoption of new accounting standards	–	–	(5)
Net earnings	6,933	7,071	4,495
Cash dividends declared on common shares (per share — 2022: $1.92; 2021: $1.82; 2020: $1.53)	(3,365)	(3,235)	(2,722)
Effect of common and treasury share transactions	161	65	12
End of Year	$ 35,257	$ 31,528	$ 27,627
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ (8,374)	$ (8,946)	$ (8,465)
Other comprehensive income (loss)	323	572	(481)
End of Year	$ (8,051)	$ (8,374)	$ (8,946)
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 222	$ 219	$ 213
Noncontrolling Interests' share of income, business combinations, net of distributions and share repurchases	(3)	3	6
End of Year	$ 219	$ 222	$ 219

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions.

Use of Estimates — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

Foreign Currency Translation — The statements of earnings of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using average exchange rates for the period. The net assets of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in equity as a component of Accumulated other comprehensive income (loss). Transaction gains and losses are recorded on the Net foreign exchange (gain) loss line of the Consolidated Statement of Earnings.

Revenue Recognition — Revenue from product sales is recognized upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. In certain of Abbott's businesses, primarily within diagnostics, Abbott participates in selling arrangements that include multiple performance obligations (e.g., instruments, reagents, procedures, and service agreements). The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax related to the U.S. Tax Cuts and Jobs Act (TCJA), or any additional outside basis differences that exist, as these amounts continue to be indefinitely reinvested in foreign operations. Effective for fiscal years beginning after December 31, 2017, the TCJA subjects taxpayers to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. Abbott treats the GILTI tax as a period expense and provides for the tax in the year that the tax is incurred. Interest and penalties on income tax obligations are included in taxes on earnings.

Earnings Per Share — Unvested restricted stock units and awards that contain non-forfeitable rights to dividends are treated as participating securities and are included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Earnings from Continuing Operations allocated to common shares in 2022, 2021 and 2020 were $6.905 billion, $7.042 billion and $4.449 billion, respectively. Net earnings allocated to common shares in 2022, 2021 and 2020 were $6.905 billion, $7.042 billion and $4.473 billion, respectively.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually.

Share-Based Compensation — The fair value of stock options and restricted stock awards and units are amortized over their requisite service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

Cash, Cash Equivalents and Investments — Cash equivalents consist of bank time deposits, U.S. government securities, money market funds and U.S. treasury bills with original maturities of three months or less. Abbott holds certain investments with a carrying value of $169 million that are accounted for under the equity method of accounting. Investments held in a rabbi trust and investments in publicly traded equity securities are recorded at fair value and changes in fair value are recorded in earnings. Investments in equity securities that are not traded on public stock exchanges are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Trade Receivable Valuations — Accounts receivable are stated at the net amount expected to be collected. The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years
Equipment	2 to 20 years

Product Liability — Abbott accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Acquired In-Process and Collaborations Research and Development (IPR&D) — The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical or medical device products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until completed and are then amortized over the remaining useful life. Collaborations are not significant.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

NOTE 2 — NEW ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2020, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which among other things, eliminates certain exceptions in the current rules regarding the approach for intraperiod tax allocations and the methodology for calculating income taxes in an interim period, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Abbott adopted the standard on January 1, 2021. The new standard did not have an impact on its consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In September 2022, the FASB issued ASU 2022-04, *Disclosure of Supplier Finance Program Obligations*, which requires an entity to report information about its supplier finance program. The standard becomes effective for Abbott in the first quarter of 2023. Abbott does not expect adoption of this new standard to have a material impact on its consolidated financial statements.

NOTE 3 — REVENUE

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's products are generally sold directly to retailers, wholesalers, distributors, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott has four reportable segments: Established Pharmaceutical Products, Diagnostic Products, Nutritional Products, and Medical Devices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide detail by sales category:

			2022			2021			2020
(in millions)	U.S.	Int'l	Total	U.S.	Int'l	Total	U.S.	Int'l	Total
Established Pharmaceutical Products —									
Key Emerging Markets	$ —	$ 3,728	$ 3,728	$ —	$ 3,539	$ 3,539	$ —	$ 3,209	$ 3,209
Other	—	1,184	1,184	—	1,179	1,179	—	1,094	1,094
Total	—	4,912	4,912	—	4,718	4,718	—	4,303	4,303
Nutritionals —									
Pediatric Nutritionals	1,562	1,919	3,481	2,192	2,106	4,298	1,987	2,140	4,127
Adult Nutritionals	1,357	2,621	3,978	1,364	2,632	3,996	1,292	2,228	3,520
Total	2,919	4,540	7,459	3,556	4,738	8,294	3,279	4,368	7,647
Diagnostics —									
Core Laboratory	1,137	3,751	4,888	1,145	3,983	5,128	1,166	3,309	4,475
Molecular	370	625	995	566	861	1,427	621	817	1,438
Point of Care	372	153	525	384	152	536	369	147	516
Rapid Diagnostics	6,767	3,409	10,176	5,034	3,519	8,553	2,618	1,758	4,376
Total	8,646	7,938	16,584	7,129	8,515	15,644	4,774	6,031	10,805
Medical Devices —									
Rhythm Management	1,029	1,090	2,119	1,018	1,180	2,198	903	1,011	1,914
Electrophysiology	909	1,018	1,927	778	1,129	1,907	660	918	1,578
Heart Failure	694	226	920	654	235	889	547	193	740
Vascular	864	1,619	2,483	915	1,739	2,654	853	1,486	2,339
Structural Heart	818	894	1,712	730	880	1,610	540	707	1,247
Neuromodulation	619	151	770	616	165	781	564	138	702
Diabetes Care	1,633	3,123	4,756	1,212	3,116	4,328	864	2,403	3,267
Total	6,566	8,121	14,687	5,923	8,444	14,367	4,931	6,856	11,787
Other	11	—	11	34	18	52	38	28	66
Total	$18,142	$25,511	$43,653	$16,642	$26,433	$43,075	$13,022	$21,586	$34,608

Products sold by the Diagnostics segment include various types of diagnostic tests to detect the COVID-19 coronavirus. Abbott's COVID-19 testing-related sales totaled approximately $8.4 billion in 2022, $7.7 billion in 2021, and $3.9 billion in 2020.

Abbott recognizes revenue from product sales upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. For maintenance agreements that provide service beyond Abbott's standard warranty and other service agreements, revenue is recognized ratably over the contract term. A time-based measure of progress appropriately reflects the transfer of services to the customer. Payment terms between Abbott and its customers vary by the type of customer, country of sale, and the products or services offered. The term between invoicing and the payment due date is not significant.

Management exercises judgment in estimating variable consideration. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Abbott provides rebates to government agencies, wholesalers, group purchasing organizations and other private entities.

Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Historically, adjustments to prior years' rebate accruals have not been material to net income.

Other allowances charged against gross sales include cash discounts and returns, which are not significant. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales return terms and other sales terms have remained relatively unchanged for several periods. Product warranties are also not significant.

Abbott also applies judgment in determining the timing of revenue recognition related to contracts that include multiple performance obligations. The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. For goods or services for which observable standalone selling prices are not available, Abbott uses an expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

REMAINING PERFORMANCE OBLIGATIONS

As of December 31, 2022, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) was approximately $4 billion in the Diagnostic Products segment and approximately $432 million in the Medical Devices segment. Abbott expects to recognize revenue on approximately 60 percent of these remaining performance obligations over the next 24 months, approximately 17 percent over the subsequent 12 months and the remainder thereafter.

These performance obligations primarily reflect the future sale of reagents/consumables in contracts with minimum purchase obligations, extended warranty or service obligations related to previously sold equipment, and remote monitoring services related to previously implanted devices. Abbott has applied the practical expedient described in ASC 606-10-50-14 and has not included remaining performance obligations related to contracts with original expected durations of one year or less in the amounts above.

ASSETS RECOGNIZED FOR COSTS TO OBTAIN A CONTRACT WITH A CUSTOMER

Abbott has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of the asset that Abbott otherwise would have recognized is one year or less. Upfront commission fees paid to sales personnel as a result of obtaining or renewing contracts with customers are incremental to obtaining the contract. Abbott capitalizes these amounts as contract costs. Capitalized commission fees are amortized based on the contract duration to which the assets relate which ranges from two to ten years. The amounts as of December 31, 2022 and 2021 were not significant.

Additionally, the cost of transmitters provided to customers that use Abbott's remote monitoring service with respect to certain medical devices are capitalized as contract costs. Capitalized transmitter costs are amortized based on the timing of the transfer of services to which the assets relate, which typically ranges from eight to ten years. The amounts as of December 31, 2022 and 2021 were not significant.

OTHER CONTRACT ASSETS AND LIABILITIES

Abbott discloses Trade receivables separately in the Consolidated Balance Sheet at the net amount expected to be collected. Contract assets primarily relate to Abbott's conditional right to consideration for work completed but not billed at the reporting date. Contract assets at the beginning and end of the period, as well as the changes in the balance, were not significant.

Contract liabilities primarily relate to payments received from customers in advance of performance under the contract. Abbott's contract liabilities arise primarily in the Medical Devices reportable segment when payment is received upfront for various multi-period extended service arrangements. Changes in the contract liabilities during the period are as follows:

(in millions)	
Contract Liabilities:	
Balance at December 31, 2020	$ 405
Unearned revenue from cash received during the period	615
Revenue recognized related to contract liability balance	(500)
Balance at December 31, 2021	520
Unearned revenue from cash received during the period	578
Revenue recognized related to contract liability balance	(598)
Balance at December 31, 2022	$ 500

NOTE 4 — SUPPLEMENTAL FINANCIAL INFORMATION

Other (income) expense, net, for 2022, 2021 and 2020 includes approximately $406 million, $270 million and $205 million of income, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans.

The following summarizes the activity related to the allowance for doubtful accounts:

(in millions)	
Allowance for Doubtful Accounts:	
Balance at December 31, 2020	$288
Provisions/charges to income	51
Amounts charged off and other deductions	(26)
Balance at December 31, 2021	313
Provisions/charges to income	6
Amounts charged off and other deductions	(57)
Balance at December 31, 2022	$262

The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

The detail of various balance sheet components is as follows:

(in millions) December 31	2022	2021
Long-term Investments:		
Equity securities	$558	$748
Other	208	68
Total	$766	$816

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The decrease in Abbott's long-term investments as of December 31, 2022 versus the balance as of December 31, 2021 primarily relates to a decrease in the fair value of investments held in a rabbi trust, the impact of asset impairments and a distribution from an investment held in a joint venture partially offset by increased investment in long-term time deposits.

Abbott's equity securities as of December 31, 2022 and December 31, 2021, include $298 million and $391 million, respectively, of investments in mutual funds that are held in a rabbi trust acquired as part of the St. Jude Medical, Inc. (St. Jude Medical) business acquisition. These investments, which are specifically designated as available for the purpose of paying benefits under a deferred compensation plan, are not available for general corporate purposes and are subject to creditor claims in the event of insolvency.

Abbott also holds certain investments as of December 31, 2022 with a carrying value of $169 million that are accounted for under the equity method of accounting and other equity investments with a carrying value of $83 million that do not have a readily determinable fair value.

In September 2021, Abbott acquired 100 percent of Walk Vascular, LLC (Walk Vascular), a commercial-stage medical device company with a minimally invasive thrombectomy system designed to remove peripheral blood clots. Walk Vascular's peripheral thrombectomy system has been incorporated into Abbott's existing endovascular portfolio. The purchase price, the allocation of acquired assets and liabilities, and the revenue and net income contributed by Walk Vascular since the date of acquisition are not material to Abbott's consolidated financial statements.

(in millions) December 31	2022	2021
Other Accrued Liabilities:		
Accrued rebates payable to government agencies	$ 638	$ 364
Accrued other rebates (a)	1,087	1,082
All other	4,120	3,735
Total	$5,845	$5,181

(a) Accrued wholesaler chargeback rebates of $234 million and $211 million at December 31, 2022 and 2021, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products.

(in millions) December 31	2022	2021
Post-employment Obligations and Other Long-term Liabilities:		
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$1,784	$2,738
Deferred income taxes	991	1,392
Operating lease liabilities	943	956
All other (b)	3,804	3,685
Total	$7,522	$8,771

(b) Includes approximately $850 million and $680 million of net unrecognized tax benefits in 2022 and 2021, respectively.

NOTE 5 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of the changes in accumulated other comprehensive income (loss) from continuing operations, net of income taxes, are as follows:

(in millions)	Cumulative Foreign Currency Translation Adjustments	Net Actuarial Gains (Losses) and Prior Service (Costs) and Credits	Cumulative Gains (Losses) on Derivative Instruments Designated as Cash Flow Hedges	Total
Balance at December 31, 2020	$(4,859)	$(3,871)	$(216)	$(8,946)
Other comprehensive income (loss) before reclassifications	(980)	954	137	111
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	—	247	214	461
Net current period other comprehensive income (loss)	(980)	1,201	351	572
Balance at December 31, 2021	(5,839)	(2,670)	135	(8,374)
Other comprehensive income (loss) before reclassifications	(894)	1,007	199	312
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	—	170	(159)	11
Net current period other comprehensive income (loss)	(894)	1,177	40	323
Balance at December 31, 2022	$(6,733)	$(1,493)	$ 175	$(8,051)

(a) (Income) loss amounts reclassified from accumulated other comprehensive income related to cash flow hedges are recorded as Cost of products sold. Net actuarial losses and prior service cost is included as a component of net periodic benefit cost – see Note 13 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS

The total amount of goodwill reported was $22.8 billion at December 31, 2022 and $23.2 billion at December 31, 2021. Foreign currency translation adjustments decreased goodwill by $431 million in 2022 and by $532 million in 2021. The amount of goodwill related to reportable segments at December 31, 2022 was $2.7 billion for the Established Pharmaceutical Products segment, $286 million for the Nutritional Products segment, $3.6 billion for the Diagnostic Products segment, and $16.2 billion for the Medical Devices segment. There were no reductions of goodwill relating to impairments in 2022 and 2021.

Indefinite-lived intangible assets, which relate to IPR&D acquired in a business combination, were approximately $807 million and $919 million at December 31, 2022 and 2021, respectively. In 2022, $111 million of impairment charges were recorded on the Research and development line of the Consolidated Statement of Earnings related to certain IPR&D intangible assets associated with the Medical Devices business segment.

The gross amount of amortizable intangible assets, primarily product rights and technology, was $27.2 billion and $27.7 billion as of December 31, 2022 and 2021, respectively, and accumulated amortization was $17.6 billion and $15.9 billion as of December 31, 2022 and 2021, respectively. Foreign currency translation adjustments decreased intangible assets by $150 million in 2022 and by $197 million in 2021. The estimated annual amortization expense for intangible assets recorded at December 31, 2022 is approximately $2.0 billion in 2023, $1.9 billion in 2024, $1.7 billion in 2025, $1.5 billion in 2026 and $1.2 billion in 2027. Amortizable intangible assets are amortized over 2 to 20 years.

NOTE 7 — RESTRUCTURING PLANS

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its medical devices, nutritional, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $234 million of which approximately $59 million was recorded in Cost of products sold, approximately $36 million was recorded in Research and development and approximately $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of approximately $23 million and fixed assets impairment charges of approximately $4 million related to these restructuring plans.

The following summarizes the activity related to these restructuring actions and the status of the related accruals as of December 31, 2022:

(in millions)	
Restructuring charges in 2022	$234
Payments and other adjustments	(6)
Accrued balance at December 31, 2022	$228

On May 27, 2021, Abbott management approved a restructuring plan related to its Diagnostic Products segment to align its manufacturing network for COVID-19 diagnostic tests with changes in the second quarter of 2021 in projected testing demand driven by several factors, including significant reductions in cases in the U.S. and other major developed countries, the accelerated rollout of COVID-19 vaccines globally and the U.S. health authority's updated guidance on testing for fully vaccinated individuals. In the second quarter of 2021, Abbott recorded charges of $499 million under this plan in Cost of products sold. The charge recognized in the second quarter included fixed asset write-downs of $80 million, inventory-related charges of $248 million, and other exit costs, which included contract cancellations and employee-related costs of $171 million.

In the second half of 2021, as the Delta and Omicron variants of COVID-19 spread and the number of new COVID-19 cases increased significantly, particularly in the U.S., demand for rapid COVID-19 tests increased significantly. As a result, in the second half of 2021, Abbott sold approximately $181 million of inventory that was previously estimated to have no net realizable value under the second quarter restructuring action. In addition, the estimate of other exit costs was reduced by a net $58 million as Abbott fulfilled its purchase obligations under certain contracts for which a liability was recorded in the second quarter or Abbott settled with the counterparty in the second half of 2021.

The following summarizes the activity related to this restructuring action and the status of the related accruals as of December 31, 2022:

(in millions)	Inventory-Related Charges	Fixed Asset Write-Downs	Other Exit Costs	Total
Restructuring charges recorded in 2021	$ 248	$ 80	$113	$ 441
Payments	—	—	(90)	(90)
Other non-cash	(248)	(80)	—	(328)
Accrued balance at December 31, 2021	—	—	23	23
Payments and other adjustments	—	—	(10)	(10)
Accrued balance at December 31, 2022	$ —	$ —	$ 13	$ 13

In 2021, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in Abbott's diagnostic, established pharmaceutical, nutritional, and medical device businesses. Abbott recorded employee related severance and other charges of approximately $68 million of which approximately $16 million was recorded in Cost of products sold, approximately $4 million was recorded in Research and development and approximately $48 million was recorded in Selling, general and administrative expenses.

The following summarizes the activity for these restructuring actions and the status of the related accruals as of December 31, 2022:

(in millions)	
Restructuring charges recorded in 2021	$ 68
Payments and other adjustments	(7)
Accrued balance at December 31, 2021	61
Payments and other adjustments	(46)
Accrued balance at December 31, 2022	$ 15

NOTE 8 — INCENTIVE STOCK PROGRAM

The 2017 Incentive Stock Program authorizes the granting of nonqualified stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2022, Abbott granted 2,634,647 stock options, 514,205 restricted stock awards and 5,487,715 restricted stock units under this program.

Under Abbott's stock incentive programs, the purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options generally vest equally over three years. Restricted stock awards generally vest over three years, with no more than one-third of the award vesting in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of options and restricted stock awards and units is recognized as expense over the requisite service period, which may be shorter than the vesting period if an employee is retirement eligible. Forfeitures are estimated at the time of grant. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. As a policy, Abbott does not purchase its shares relating to its share-based programs.

In April 2017, Abbott's shareholders authorized the 2017 Incentive Stock Program under which a maximum of 170 million shares were available for issuance. At December 31, 2022, approximately 87 million shares remained available for future issuance.

The following table summarizes stock option activity for the year ended December 31, 2022 and the outstanding stock options as of December 31, 2022.

(intrinsic values in millions)	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	27,199,851	$ 65.16	5.7	$2,056
Granted	2,634,647	117.54		
Exercised	(1,520,074)	53.06		
Lapsed	(26,378)	110.72		
Outstanding at December 31, 2022	28,288,046	$ 70.64	5.3	$1,167
Exercisable at December 31, 2022	22,553,089	$ 59.87	4.5	$1,139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes restricted stock awards and units activity for the year ended December 31, 2022.

	Share Units	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2021	10,558,525	$102.40
Granted	6,001,920	117.34
Vested	(5,456,368)	94.20
Forfeited	(703,749)	113.18
Outstanding at December 31, 2022	10,400,328	$114.59

The fair market value of restricted stock awards and units vested in 2022, 2021 and 2020 was $639 million, $809 million and $631 million, respectively.

The total intrinsic value of options exercised in 2022, 2021 and 2020 was $85 million, $393 million and $279 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2022 amounted to approximately $494 million, which is expected to be recognized over the next three years.

Total non-cash stock compensation expense charged against income from continuing operations in 2022, 2021 and 2020 for share-based plans totaled approximately $685 million, $640 million and $546 million, respectively, and the tax benefit recognized was approximately $170 million, $267 million and $200 million, respectively. Stock compensation cost capitalized as part of inventory is not significant.

The table below summarizes the fair value of an option granted in 2022, 2021 and 2020 and the assumptions included in the Black-Scholes option-pricing model used to estimate the fair value:

	2022	2021	2020
Fair value	$25.26	$24.17	$14.39
Risk-free interest rate	1.9%	0.8%	1.3%
Average life of options (years)	6.0	6.0	6.0
Volatility	23.8%	23.8%	19.4%
Dividend yield	1.6%	1.5%	1.6%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

NOTE 9 — DEBT AND LINES OF CREDIT

The following is a summary of long-term debt at December 31:

(in millions)	2022	2021
2.55% Notes, due 2022	$ —	$ 750
0.875% Notes, due 2023	1,215	1,294
3.40% Notes, due 2023	1,050	1,050
5-year term loan due 2024	446	521
0.10% Notes, due 2024	629	670
3.875% Notes, due 2025	500	500
2.95% Notes, due 2025	1,000	1,000
1.50% Notes, due 2026	1,215	1,294
3.75% Notes, due 2026	1,700	1,700
0.375% Notes, due 2027	629	670
1.15% Notes, due 2028	650	650
1.40% Notes, due 2030	650	650
4.75% Notes, due 2036	1,650	1,650
6.15% Notes, due 2037	547	547
6.00% Notes, due 2039	515	515
5.30% Notes, due 2040	694	694
4.75% Notes, due 2043	700	700
4.90% Notes, due 2046	3,250	3,250
Unamortized debt issuance costs	(71)	(78)
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	(196)	23
Total carrying amount of long-term debt	16,773	18,050
Less: Current portion	2,251	754
Total long-term portion	$14,522	$17,296

On March 15, 2022, Abbott repaid the $750 million outstanding principal amount of its 2.55% Notes upon maturity.

On June 24, 2020, Abbott completed the issuance of $1.3 billion aggregate principal amount of senior notes, consisting of $650 million of its 1.15% Notes due 2028 and $650 million of its 1.40% Notes due 2030.

On September 28, 2020, Abbott repaid the €1.140 billion outstanding principal amount of its 0.00% Notes due 2021 upon maturity. The repayment equated to approximately $1.3 billion.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. The lines of credit are part of a Five Year Credit Agreement (Revolving Credit Agreement) that Abbott entered into on November 12, 2020. Any borrowings under the Revolving Credit Agreement will mature and be payable on November 12, 2025, and will bear interest, at Abbott's option, based on either a base rate or Eurodollar rate, plus an applicable margin based on Abbott's credit ratings.

In September 2019, the board of directors approved a bond redemption authorization for the early redemption of up to $5 billion of outstanding long-term debt. Of the $5 billion authorization, $2.15 billion remains available as of December 31, 2022.

Principal payments required on long-term debt outstanding at December 31, 2022 are $2.3 billion in 2023, $1.1 billion in 2024, $1.5 billion in 2025, $2.9 billion in 2026, $0.6 billion in 2027 and $8.7 billion in 2028 and thereafter.

At December 31, 2022, Abbott's long-term debt rating was AA- by Standard & Poor's Corporation and A1 by Moody's.

In December 2021, Abbott repaid a short-term facility for approximately $195 million. After the repayment, Abbott has no short-term borrowings.

NOTE 10 — LEASES

LEASES WHERE ABBOTT IS THE LESSEE

Abbott has entered into operating leases as the lessee for office space, manufacturing facilities, R&D laboratories, warehouses, vehicles and equipment. Finance leases are not significant. Abbott's operating leases generally have remaining lease terms of 1 to 10 years. Some leases include options to extend beyond the original lease term, generally up to 10 years and some include options to terminate early. These options have been included in the determination of the lease liability when it is reasonably certain that the option will be exercised.

For all of its asset classes, Abbott elected the practical expedient allowed under FASB ASC No. 842, "Leases" to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component. Abbott also elected the short-term lease accounting policy for all asset classes; therefore, Abbott is not recognizing a lease liability or right of use (ROU) asset for any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that Abbott is reasonably certain to exercise.

As Abbott's leases typically do not provide an implicit rate, the interest rate used to determine the present value of the payments under each lease typically reflects Abbott's incremental borrowing rate based on information available at the lease commencement date.

The following table provides information related to Abbott's operating leases:

(in millions, except weighted averages)	2022	2021	2020
Operating lease cost (a)	$355	$359	$329
Cash paid for amounts included in the measurement of operating lease liabilities	274	287	264
ROU assets arising from entering into new operating lease obligations	263	343	396
Weighted average remaining lease term at December 31 (in years)	8	8	8
Weighted average discount rate at December 31	2.9%	2.7%	3.2%

(a) Includes short-term lease expense and variable lease costs, which were immaterial in the years ended December 31, 2022, 2021 and 2020.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2022 were as follows:

(in millions)	
2023	$ 258
2024	218
2025	182
2026	151
2027	110
Thereafter	422
Total future minimum lease payments – undiscounted	1,341
Less: imputed interest	(168)
Present value of lease liabilities	$1,173

The following table summarizes the amounts and location of operating lease ROU assets and lease liabilities:

(in millions) December 31	2022	2021	Balance Sheet Caption
Operating Lease – ROU Asset	$1,116	$1,153	Deferred income taxes and other assets
Operating Lease Liability:			
Current	$ 230	$ 245	Other accrued liabilities
Non-current	943	956	Post-employment obligations and other long-term liabilities
Total Liability	$1,173	$1,201	

LEASES WHERE ABBOTT IS THE LESSOR

Certain assets, primarily diagnostics instruments, are leased to customers under contractual arrangements that typically include an operating or sales-type lease as well as performance obligations for reagents and other consumables. Sales-type leases are not significant. Contract terms vary by customer and may include options to terminate the contract or options to extend the contract. Where instruments are provided under operating lease arrangements, some portion or the entire lease revenue may be variable and subject to subsequent non-lease component (e.g., reagent) sales. The allocation of revenue between the lease and non-lease components is based on standalone selling prices. Operating lease revenue represented less than 3 percent of Abbott's total net sales in the years ended December 31, 2022, 2021 and 2020.

Assets related to operating leases are reported within Net property and equipment on the Consolidated Balance Sheet. The original cost and the net book value of such assets were $3.6 billion and $1.6 billion, respectively, as of December 31, 2022 and $3.5 billion and $1.6 billion, respectively, as of December 31, 2021.

NOTE 11 — FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE MEASURES

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates primarily for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, with gross notional amounts totaling $7.7 billion at December 31, 2022, and $8.6 billion at December 31, 2021, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2022 will be included in Cost of products sold at the time the products are sold, generally through the next twelve to eighteen months.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies, in exchange for primarily U.S. dollars and European currencies. For intercompany and trade payables and receivables, the currency exposures are primarily the U.S. dollar and European currencies. At December 31, 2022 and 2021, Abbott held gross notional amounts of $12.0 billion and $12.2 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated a yen-denominated, 5-year term loan of approximately $446 million and $521 million as of December 31, 2022 and December 31, 2021, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt, which is due to changes in foreign exchange rates, is recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts totaling approximately $2.9 billion at December 31, 2022 and 2021, to manage its exposure to changes in the fair value of fixed-rate debt. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

	Fair Value—Assets			Fair Value—Liabilities		
(in millions)	2022	2021	Balance Sheet Caption	2022	2021	Balance Sheet Caption
Interest rate swaps designated as fair value hedges:						
Non-current	$ –	$ 87	Deferred income taxes and other assets	$136	$ –	Post-employment obligations and other long-term liabilities
Current	–	–		20	–	Other accrued liabilities
Foreign currency forward exchange contracts:						
Hedging instruments	304	222	Other prepaid expenses and receivables	96	65	Other accrued liabilities
Others not designated as hedges	108	70	Other prepaid expenses and receivables	130	32	Other accrued liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	–	–	n/a	446	521	Long-term debt
	$412	$379		$828	$618	

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and certain other derivative financial instruments, as well as the amounts and location of income (expense) and gain (loss) reclassified into income.

	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			
(in millions)	2022	2021	2020	2022	2021	2020	Income Statement Caption
Foreign currency forward exchange contracts designated as cash flow hedges	$281	$164	$(207)	$234	$(252)	$102	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	75	56	(31)	n/a	n/a	n/a	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	(243)	(123)	162	Interest expense

A gain of $70 million, a gain of $19 million and a loss of $171 million were recognized in 2022, 2021 and 2020, respectively, related to foreign currency forward exchange contracts not designated as hedges. These amounts are reported in the Consolidated Statement of Earnings on the Net foreign exchange (gain) loss line.

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

	2022		2021	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investment Securities:				
Equity securities	$ 558	$ 558	$ 748	$ 748
Other	208	208	68	68
Total long-term debt	(16,773)	(16,313)	(18,050)	(21,152)
Foreign Currency Forward Exchange Contracts:				
Receivable position	412	412	292	292
(Payable) position	(226)	(226)	(97)	(97)
Interest Rate Hedge Contracts:				
Receivable position	–	–	87	87
(Payable) position	(156)	(156)	–	–

The fair value of the debt was determined based on significant other observable inputs, including current interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Basis of Fair Value Measurement		
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2022:				
Equity securities	$ 307	$307	$ —	$ —
Foreign currency forward exchange contracts	412	—	412	—
Total Assets	$ 719	$307	$ 412	$ —
Fair value of hedged long-term debt	$2,691	$ —	$2,691	$ —
Interest rate swap derivative financial instruments	156	—	156	—
Foreign currency forward exchange contracts	226	—	226	—
Contingent consideration related to business combinations	130	—	—	130
Total Liabilities	$3,203	$ —	$3,073	$130
December 31, 2021:				
Equity securities	$ 402	$402	$ —	$ —
Interest rate swap derivative financial instruments	87	—	87	—
Foreign currency forward exchange contracts	292	—	292	—
Total Assets	$ 781	$402	$ 379	$ —
Fair value of hedged long-term debt	$2,926	$ —	$2,926	$ —
Foreign currency forward exchange contracts	97	—	97	—
Contingent consideration related to business combinations	130	—	—	130
Total Liabilities	$3,153	$ —	$3,023	$130

The fair value of foreign currency forward exchange contracts is determined using a market approach, which utilizes values for comparable derivative instruments. The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis using significant other observable inputs.

Contingent consideration relates to businesses acquired by Abbott. The fair value of the contingent consideration was determined based on independent appraisals at the time of acquisition, adjusted for the time value of money and other changes in fair value. The maximum amount for certain contingent consideration is not determinable as it is based on a percent of certain sales. Excluding such contingent consideration, the maximum amount that may be due under the other contingent consideration arrangements was estimated at December 31, 2022 to be approximately $235 million, which is dependent upon attaining certain sales thresholds or upon the occurrence of certain events, such as regulatory approvals.

NOTE 12 — LITIGATION AND ENVIRONMENTAL MATTERS

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $4 million, and the aggregate cleanup exposure is not expected to exceed $10 million.

Abbott is involved in various claims and legal proceedings, and Abbott estimates the range of possible loss for its legal proceedings and environmental exposures to be from approximately $40 million to $50 million. The recorded accrual balance at December 31, 2022 for these proceedings and exposures was approximately $45 million. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies." Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by Abbott. While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — POST-EMPLOYMENT BENEFITS

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

	Defined Benefit Plans		Medical and Dental Plans	
(in millions)	2022	2021	2022	2021
Projected benefit obligations, January 1	$12,773	$13,129	$1,566	$ 1,567
Service cost — benefits earned during the year	374	391	50	56
Interest cost on projected benefit obligations	300	248	36	33
(Gains) losses, primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated health care costs	(3,645)	(463)	(437)	(16)
Benefits paid	(368)	(340)	(70)	(74)
Other, including foreign currency translation	(267)	(192)	(19)	–
Projected benefit obligations, December 31	$ 9,167	$12,773	$1,126	$ 1,566
Plan assets at fair value, January 1	$13,468	$12,018	$ 370	$ 353
Actual return (loss) on plan assets	(1,856)	1,521	(33)	56
Company contributions	413	418	35	35
Benefits paid	(368)	(340)	(70)	(74)
Other, including foreign currency translation	(284)	(149)	–	–
Plan assets at fair value, December 31	$11,373	$13,468	$ 302	$ 370
Projected benefit obligations less (greater) than plan assets, December 31	$ 2,206	$ 695	$ (824)	$(1,196)
Long-term assets	$ 3,200	$ 2,270	$ –	$ –
Short-term liabilities	(32)	(31)	(2)	(2)
Long-term liabilities	(962)	(1,544)	(822)	(1,194)
Net asset (liability)	$ 2,206	$ 695	$ (824)	$(1,196)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):				
Actuarial losses, net	$ 1,960	$ 3,062	$ 27	$ 412
Prior service cost (credits)	(6)	(5)	(33)	(39)
Total	$ 1,954	$ 3,057	$ (6)	$ 373

The $3.6 billion and $463 million of defined benefit plan gains in 2022 and 2021, respectively, that decreased the projected benefit obligations primarily reflect the year-over-year increases in the discount rates used to measure the obligations. The $437 million of medical and dental plan gains in 2022 that decreased the projected benefit obligations primarily reflect the year-over-year increase in the discount rates used to measure the obligations. The projected benefit obligations for non-U.S. defined benefit plans were $2.2 billion and $3.7 billion at December 31, 2022 and 2021, respectively. The accumulated benefit obligations for all defined benefit plans were $8.4 billion and $11.5 billion at December 31, 2022 and 2021, respectively.

For plans where the projected benefit obligations exceeded plan assets at December 31, 2022 and 2021, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2022	2021
Projected benefit obligation	$1,270	$2,632
Fair value of plan assets	276	1,057

For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2022 and 2021, the aggregate accumulated benefit obligations, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2022	2021
Accumulated benefit obligation	$1,044	$1,406
Projected benefit obligation	1,134	1,554
Fair value of plan assets	141	136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net periodic benefit cost were as follows:

	Defined Benefit Plans			Medical and Dental Plans		
(in millions)	2022	2021	2020	2022	2021	2020
Service cost — benefits earned during the year	$ 374	$ 391	$ 336	$ 50	$ 56	$ 46
Interest cost on projected benefit obligations	300	248	300	36	33	42
Expected return on plans' assets	(931)	(843)	(770)	(30)	(27)	(28)
Amortization of actuarial losses	231	317	255	11	29	21
Amortization of prior service cost (credits)	1	1	1	(24)	(28)	(28)
Total net cost	$ (25)	$ 114	$ 122	$ 43	$ 63	$ 53

Other comprehensive income (loss) for each respective year includes the amortization of actuarial losses and prior service costs (credits) as noted in the previous table. Other comprehensive income (loss) for each respective year also includes: net actuarial gains of $858 million for defined benefit plans and a gain of $374 million for medical and dental plans in 2022; net actuarial gains of $1.141 billion for defined benefit plans and a gain of $45 million for medical and dental plans in 2021, and net actuarial losses of $611 million for defined benefit plans and a gain of $23 million for medical and dental plans in 2020. The net actuarial gains in 2022 are primarily due to the year-over-year increase in discount rates partially offset by the impact of 2022 actual asset returns being less than expected returns. The net actuarial gains in 2021 are primarily due to the favorable impact of actual 2021 asset returns in excess of expected returns and the year-over-year increase in discount rates. The net actuarial losses in 2020 are primarily due to the year-over-year decline in discount rates partially offset by the impact of actual asset returns in excess of expected returns.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2022	2021	2020
Discount rate	5.0%	2.7%	2.3%
Expected aggregate average long-term change in compensation	4.5%	4.3%	4.3%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2022	2021	2020
Discount rate	2.7%	2.3%	3.0%
Expected return on plan assets	7.5%	7.5%	7.5%
Expected aggregate average long-term change in compensation	4.4%	4.3%	4.3%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2022	2021	2020
Health care cost trend rate assumed for the next year	7%	7%	8%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2027	2026	2025

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are forward projections of health care costs as of the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the bases used to measure the defined benefit and medical and dental plan assets at fair value:

(in millions)	Outstanding Balances	Basis of Fair Value Measurement: Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV (j)
December 31, 2022					
Equities:					
U.S. large cap (a)	$ 2,866	$1,840	$ —	$ —	$1,026
U.S. mid and small cap (b)	693	684	—	1	8
International (c)	2,401	454	—	—	1,947
Fixed income securities:					
U.S. government securities (d)	362	5	341	—	16
Corporate debt instruments (e)	1,318	123	890	—	305
Non-U.S. government securities (f)	419	16	—	—	403
Other (g)	775	297	75	—	403
Absolute return funds (h)	1,678	304	—	—	1,374
Cash and Cash Equivalents	154	20	—	—	134
Other (i)	1,009	7	—	—	1,002
	$11,675	$3,750	$1,306	$ 1	$6,618
December 31, 2021					
Equities:					
U.S. large cap (a)	$ 3,664	$2,403	$ —	$ —	$1,261
U.S. mid and small cap (b)	936	876	—	4	56
International (c)	2,902	591	—	—	2,311
Fixed income securities:					
U.S. government securities (d)	366	21	325	—	20
Corporate debt instruments (e)	1,709	434	1,260	—	15
Non-U.S. government securities (f)	626	33	1	—	592
Other (g)	510	87	111	—	312
Absolute return funds (h)	1,934	476	—	—	1,458
Cash and Cash Equivalents	266	35	—	—	231
Other (i)	925	2	—	—	923
	$13,838	$4,958	$1,697	$ 4	$7,179

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid and small cap indices.

(c) A mix of index funds and actively managed pooled investment funds that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) A mix of index funds and actively managed accounts that are benchmarked to various U.S. government bond indices.

(e) A mix of index funds and actively managed accounts that are benchmarked to various corporate bond indices.

(f) Primarily United Kingdom, Canada, Japan and Eurozone government bonds.

(g) Primarily asset backed securities, bank loans, interest rate swap positions and diversified fixed income vehicles benchmarked to LIBOR, SOFR or EURIBOR.

(h) Primarily hedge funds and funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(i) Primarily investments in private funds, such as private equity, private credit, private real estate and private energy funds.

(j) Investments measured at fair value using the net asset value (NAV) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. For approximately half of these funds, investments may be redeemed once per week or month, with a required 2 to 30 day notice period. For the remaining funds, daily redemption of an investment is allowed. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry recognized vendors. Abbott did not have any unfunded commitments related to fixed income funds at December 31, 2022 and 2021. Fixed income securities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. For the majority of these funds, investments may be redeemed either weekly or monthly, with a required 2 to 60 day notice period. For the remaining funds, investments may be generally redeemed daily.

Absolute return funds are valued at the NAV provided by the fund administrator. All private funds are valued at the NAV provided by the fund on a one-quarter lag adjusted for known cash flows and significant events through the reporting date. Abbott did not have any unfunded commitments related to absolute return funds at December 31, 2022 and 2021. Investments in these funds may be generally redeemed monthly or quarterly with required notice periods ranging from 45 to 90 days. For approximately $270 million and $290 million of the absolute return funds, redemptions are subject to a 33 percent gate and a 25 percent gate, respectively, and $70 million is subject to a lock until 2025. Investments in the private funds cannot be redeemed but the funds will make distributions through liquidation. The estimate of the liquidation period for each fund ranges from 2023 to 2032. Abbott's unfunded commitment in these funds was $569 million and $585 million as of December 31, 2022 and 2021, respectively.

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, as well as balancing higher return, more volatile equity securities with lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets. The actual asset allocation percentages at year end are consistent with the company's targeted asset allocation percentages.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to IRS funding limitations. International pension plans are funded according to similar regulations. Abbott funded $413 million in 2022 and $418 million in 2021 to defined pension plans. Abbott expects to contribute approximately $407 million to its pension plans in 2023.

Total benefit payments expected to be paid to participants, which includes payments funded from company assets, as well as paid from the plans, are as follows:

(in millions)	Defined Benefit Plans	Medical and Dental Plans
2023	$ 368	$ 67
2024	387	68
2025	406	69
2026	427	71
2027	449	74
2028 to 2032	2,593	409

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $190 million in 2022, $181 million in 2021 and $164 million in 2020.

NOTE 14 — TAXES ON EARNINGS FROM CONTINUING OPERATIONS

Taxes on earnings from continuing operations reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

In 2022, taxes on earnings from continuing operations include approximately $43 million in excess tax benefits associated with share-based compensation and approximately $20 million of net tax expense as a result of the resolution of various tax positions related to prior years.

In 2021, taxes on earnings from continuing operations include approximately $145 million in excess tax benefits associated with share-based compensation and approximately $55 million of net tax benefits as a result of the resolution of various tax positions related to prior years.

In 2020, taxes on earnings from continuing operations include the recognition of approximately $170 million of tax benefits associated with the impairment of certain assets, approximately $140 million of net tax benefits as a result of the resolution of various tax positions related to prior years, and approximately $100 million in excess tax benefits associated with share-based compensation. In 2020, taxes on earnings from continuing operations also include a $26 million increase to the transition tax liability associated with the 2017 TCJA. The $26 million increase to the transition tax liability was the result of the resolution of various tax positions related to prior years. This adjustment increased the cumulative net tax expense related to the TCJA to $1.53 billion. The one-time transition tax is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also requires the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2022, the remaining balance of Abbott's transition tax obligation is approximately $739 million, which will be paid over the next 4 years as allowed by the TCJA. Earnings from discontinued operations, net of tax, in 2020 reflect the recognition of $24 million of net tax benefits primarily as a result of the resolution of various tax positions related to prior years.

Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable. In the U.S., Abbott's federal income tax returns through 2016 are settled. There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which are individually significant. Reserves for interest and penalties are not significant.

Earnings from continuing operations before taxes, and the related provisions for taxes on earnings from continuing operations, were as follows:

(in millions)	2022	2021	2020
Earnings From Continuing Operations Before Taxes:			
Domestic	$3,732	$3,264	$1,588
Foreign	4,574	4,947	3,380
Total	$8,306	$8,211	$4,968

(in millions)	2022	2021	2020
Taxes on Earnings From Continuing Operations:			
Current:			
Domestic	$1,309	$ 859	$ 39
Foreign	723	790	566
Total current	2,032	1,649	605
Deferred:			
Domestic	(610)	(355)	(18)
Foreign	(49)	(154)	(90)
Total deferred	(659)	(509)	(108)
Total	$1,373	$1,140	$ 497

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2022	2021	2020
Statutory tax rate on earnings from continuing operations	21.0%	21.0%	21.0%
Impact of foreign operations	(2.5)	(3.9)	(3.3)
Impact of TCJA and other related items	–	–	0.5
Foreign-derived intangible income benefit	(2.0)	(1.1)	(1.0)
Domestic impairment loss	–	(0.1)	(2.7)
Excess tax benefits related to stock compensation	(0.5)	(1.7)	(1.9)
Research tax credit	(0.9)	(0.6)	(1.0)
Resolution of certain tax positions pertaining to prior years	0.2	(0.7)	(2.8)
Intercompany restructurings and integration	–	0.1	0.5
State taxes, net of federal benefit	0.7	0.4	0.5
All other, net	0.5	0.5	0.2
Effective tax rate on earnings from continuing operations	16.5%	13.9%	10.0%

Impact of foreign operations is primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, and Malta.

The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(in millions)	2022	2021
Deferred tax assets:		
Compensation and employee benefits	$ 230	$ 618
Other, primarily reserves not currently deductible, and NOL's and credit carryforwards	2,402	2,444
Trade receivable reserves	227	206
Research and development costs	319	–
Inventory reserves	187	169
Lease liabilities	263	273
Deferred intercompany profit	260	261
Total deferred tax assets before valuation allowance	3,888	3,971
Valuation allowance	(1,169)	(1,199)
Total deferred tax assets	2,719	2,772
Deferred tax liabilities:		
Depreciation	(376)	(330)
Right of Use lease assets	(252)	(264)
Other, primarily the excess of book basis over tax basis of intangible assets	(2,038)	(2,364)
Total deferred tax liabilities	(2,666)	(2,958)
Total net deferred tax assets (liabilities)	$ 53	$ (186)

Abbott has incurred losses in a foreign jurisdiction where realization of the future economic benefit is so remote that the benefit is not reflected as a deferred tax asset.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

(in millions)	2022	2021
January 1	$1,908	$1,210
Increase due to current year tax positions	154	143
Increase due to prior year tax positions	108	748
Decrease due to prior year tax positions	(115)	(119)
Settlements	3	(35)
Lapse of statute	(22)	(39)
December 31	$2,036	$1,908

The 2021 increase due to prior year tax positions includes approximately $714 million of international tax positions for which a deferred tax asset has not been recorded because recognition of the future benefit is not expected.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $1.28 billion. Abbott believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease by approximately $315 million, including cash adjustments, within the next twelve months as a result of concluding various domestic and international tax matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SEGMENT AND GEOGRAPHIC AREA INFORMATION

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world.

Abbott's reportable segments are as follows:

Established Pharmaceutical Products—International sales of a broad line of branded generic pharmaceutical products.

Nutritional Products—Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products—Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, the Core Laboratories Diagnostics, Rapid Diagnostics, Molecular Diagnostics and Point of Care Diagnostics divisions are aggregated and reported as the Diagnostic Products segment.

Medical Devices—Worldwide sales of rhythm management, electrophysiology, heart failure, vascular, structural heart, neuromodulation and diabetes care products. For segment reporting purposes, the Cardiac Rhythm Management, Electrophysiology, Heart Failure, Vascular, Structural Heart, Neuromodulation and Diabetes Care divisions are aggregated and reported as the Medical Devices segment.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. In addition, intangible asset amortization is not allocated to operating segments, and intangible assets and goodwill are not included in the measure of each segment's assets.

The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

	Net Sales to External Customers (a)			Operating Earnings (a)		
(in millions)	2022	2021	2020	2022	2021	2020
Established Pharmaceutical Products	$ 4,912	$ 4,718	$ 4,303	$ 1,049	$ 889	$ 794
Nutritional Products	7,459	8,294	7,647	706	1,763	1,751
Diagnostic Products	16,584	15,644	10,805	6,667	6,256	3,725
Medical Devices	14,687	14,367	11,787	4,409	4,514	3,038
Total Reportable Segments	43,642	43,023	34,542	$12,831	$13,422	$9,308
Other	11	52	66			
Total	$43,653	$43,075	$34,608			

(a) In 2022 and 2020, the impact of foreign exchange unfavorably impacted net sales and operating earnings. In 2021, the impact of foreign exchange favorably impacted net sales and unfavorably impacted operating earnings.

(in millions)	2022	2021	2020
Total Reportable Segment Operating Earnings	$12,831	$13,422	$ 9,308
Corporate functions and benefit plan costs	(509)	(801)	(518)
Net interest expense	(375)	(490)	(500)
Share-based compensation	(685)	(640)	(546)
Amortization of intangible assets	(2,013)	(2,047)	(2,132)
Other, net (b)	(943)	(1,233)	(644)
Earnings from Continuing Operations Before Taxes	$ 8,306	$ 8,211	$ 4,968

(b) Other, net in 2022 includes $176 million of charges related to a voluntary recall within the Nutritional Products segment and $111 million of charges related to the impairment of IPR&D intangible assets. Other, net also includes integration costs associated with the acquisitions of Alere Inc. and St. Jude Medical and restructuring charges in 2022, 2021 and 2020. Charges for restructuring actions and other cost reduction initiatives were approximately $265 million in 2022, $375 million in 2021 and $125 million in 2020. Other, net in 2021 also includes costs related to certain litigation. Other, net in 2020 also includes costs related to asset impairments partially offset by income from the settlement of litigation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions)	Depreciation 2022	2021	2020	Additions to Property and Equipment 2022	2021	2020	Total Assets 2022	2021	2020
Established Pharmaceuticals	$ 97	$ 94	$ 88	$ 175	$ 169	$ 109	$ 2,883	$ 2,789	$ 2,888
Nutritionals	155	151	143	251	174	201	3,625	3,425	3,478
Diagnostics	494	760	488	832	980	1,263	7,985	7,699	7,696
Medical Devices	311	285	281	335	348	402	7,844	7,261	6,893
Total Reportable Segments	1,057	1,290	1,000	1,593	1,671	1,975	$22,337	$21,174	$20,955
Other	197	201	195	182	201	218			
Total	$1,254	$1,491	$1,195	$1,775	$1,872	$2,193			

(in millions)	2022	2021
Total Reportable Segment Assets	$22,337	$21,174
Cash and investments	10,936	11,065
Goodwill and intangible assets	33,253	35,970
All other (c)	7,912	6,987
Total Assets	$74,438	$75,196

(c) All other includes the long-term assets associated with the defined benefit plans of $3.20 billion in 2022 and $2.27 billion in 2021.

(in millions)	Net Sales to External Customers (d) 2022	2021	2020
United States	$18,142	$16,642	$13,022
Germany	2,340	2,572	2,108
China	2,133	2,392	1,965
Japan	1,932	1,695	1,386
India	1,649	1,561	1,323
Switzerland	1,336	1,313	1,140
Canada	1,280	1,385	841
All Other Countries	14,841	15,515	12,823
Consolidated	$43,653	$43,075	$34,608

(d) Sales by country are based on the country that sold the product.

Long-lived assets on a geographic basis primarily include property and equipment. It excludes goodwill, intangible assets, deferred tax assets, and financial instruments. At December 31, 2022 and 2021, long-lived assets totaled $14.2 billion and $13.1 billion, respectively, and in the United States such assets totaled $7.7 billion and $6.8 billion, respectively. Long-lived asset balances associated with other countries were not material on an individual country basis in either of the two years.

NOTE 16 — SUBSEQUENT EVENT

On February 8, 2023, Abbott entered into a definitive agreement to acquire Cardiovascular Systems, Inc. (CSI). CSI sells an atherectomy system used in treating peripheral and coronary artery disease. The acquisition, which is expected to add complementary technologies to Abbott's portfolio of vascular device offerings, is subject to the approval of CSI shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals. Under the terms of the agreement, Abbott will pay $20 per common share at a total expected equity value of approximately $890 million. The acquisition is expected to be funded with cash on hand.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2022, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 64.

Robert B. Ford
Chairman of the Board and Chief Executive Officer

Robert E. Funck, Jr.
Executive Vice President, Finance and Chief Financial Officer

Philip P. Boudreau
Vice President, Finance and Controller

February 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Abbott Laboratories

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2023 expressed an unqualified opinion thereon.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTER

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – Unrecognized tax benefits

Description of the Matter

As described in Note 14 to the consolidated financial statements, unrecognized tax benefits were approximately $2.0 billion at December 31, 2022. Unrecognized tax benefits are assessed by management quarterly for identification and measurement, or more frequently if there are any indicators suggesting a change in unrecognized tax benefits. Assessing tax positions involves judgment including interpreting tax laws of multiple jurisdictions and assumptions relevant to the measurement of an unrecognized tax benefit, including the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority. These judgments and assumptions can significantly affect unrecognized tax benefits.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's identification and measurement of unrecognized tax benefits, as well as its process for the assessment of events that may indicate a change in unrecognized tax benefits is warranted. For example, we tested controls over management's review of the completeness of identified unrecognized tax benefits, as well as controls over management's review of significant assumptions used within the measurement of unrecognized tax benefits.

With the support of our tax professionals, among other audit procedures performed, we evaluated the reasonableness of management's judgment with respect to the interpretation of tax laws of multiple jurisdictions by reading and evaluating management's documentation, including relevant accounting policies, and by considering how tax law, including statutes, regulations, and case law, affected management's judgments. We tested the completeness of management's assessment of the identification of unrecognized tax benefits and possible outcomes related to it including evaluation of technical merits of the unrecognized tax benefits. We also tested the appropriateness and consistency of management's methods and significant assumptions associated with the measurement of unrecognized tax benefits, including assessing the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Abbott Laboratories

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Abbott Laboratories and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Abbott Laboratories and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 17, 2023 expressed an unqualified opinion thereon.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 17, 2023

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

MARKET PRICE SENSITIVE INVESTMENTS

The fair value of equity securities held by Abbott with a readily determinable fair value was approximately $9 million and $11 million as of December 31, 2022 and 2021, respectively. These equity securities are subject to potential changes in fair value. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2022 by approximately $2 million. Changes in the fair value of these securities are recorded in earnings. The fair value of investments in mutual funds that are held in a rabbi trust for the purpose of paying benefits under a deferred compensation plan was approximately $298 million and $391 million as of December 31, 2022 and 2021, respectively. Changes in the fair value of these investments, as well as an offsetting change in the benefit obligation, are recorded in earnings.

NON-PUBLICLY TRADED EQUITY SECURITIES

Abbott holds equity securities that are not traded on public stock exchanges. The carrying value of these investments was $83 million and $90 million as of December 31, 2022 and 2021, respectively. No individual investment is recorded at a value in excess of $15 million. Abbott measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

INTEREST RATE SENSITIVE FINANCIAL INSTRUMENTS

At December 31, 2022 and 2021, Abbott had interest rate hedge contracts totaling $2.9 billion to manage its exposure to changes in the fair value of debt. The effect of these hedges is to change the fixed interest rate to a variable rate for the portion of the debt that is hedged. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. The fair value of long-term debt at December 31, 2022 and 2021 amounted to $16.3 billion and $21.2 billion, respectively (average interest rates of 3.5% and 3.4% as of December 31, 2022 and 2021, respectively) with maturities through 2046. At December 31, 2022 and 2021, the fair value of current and long-term investment securities amounted to approximately $1.1 billion and $1.3 billion, respectively. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or fair values.

FOREIGN CURRENCY SENSITIVE FINANCIAL INSTRUMENTS

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve to eighteen months. At December 31, 2022 and 2021, Abbott held $7.7 billion and $8.6 billion, respectively, of such contracts. Contracts held at December 31, 2022 will mature in 2023 or 2024 depending on the contract. Contracts held at December 31, 2021 matured in 2022 or will mature in 2023 depending upon the contract.

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2022 and 2021, Abbott held $12.0 billion and $12.2 billion, respectively, of such contracts, which mature in the next 13 months.

Abbott has designated a yen-denominated, 5-year term loan of approximately $446 million and $521 million as of December 31, 2022 and December 31, 2021, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt, which is due to changes in foreign exchange rates, is recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward exchange contracts outstanding at December 31, 2022 and 2021:

	2022			2021		
(dollars in millions)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Primarily U.S. dollars to be exchanged for the following currencies:						
Euro	$ 7,656	1.0664	$ 92	$ 8,698	1.1360	$ 90
Chinese Yuan	2,264	6.8825	12	2,148	6.5744	(35)
Japanese Yen	1,797	133.0344	(7)	1,497	111.7260	31
All other currencies	8,029	n/a	89	8,426	n/a	109
Total	$19,746		$186	$20,769		$195

FINANCIAL REVIEW

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Abbott's primary products are medical devices, diagnostic testing products, nutritional products and branded generic pharmaceuticals. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and the measurement of net sales and costs is impacted by foreign currency translation. Sales in international markets comprise 58 percent of consolidated net sales.

The coronavirus (COVID-19) pandemic affected Abbott's diversified health care businesses in various ways over the 2020 through 2022 period. Abbott's Diagnostics segment experienced the most significant change in sales from 2020 to 2022 as a result of the COVID-19 pandemic. (The Diagnostics segment includes the Rapid Diagnostics, Core Laboratory Diagnostics, Molecular Diagnostics and Point of Care Diagnostics divisions.) In 2020 and 2021, Abbott mobilized its teams across multiple fronts to develop and launch various new diagnostic tests to detect COVID-19. Rapid diagnostic tests developed by Abbott to detect COVID-19 included, among others, the following:

- a molecular test on Abbott's ID NOW® rapid point-of-care platform launched in March 2020,
- the professional BinaxNOW® COVID-19 Ag Card test, a portable, lateral flow rapid test launched in August 2020, and
- an over-the-counter, non-prescription BinaxNOW COVID-19 Ag Self Test for individuals with or without symptoms launched in March 2021.

Each of these tests was launched in the U.S. pursuant to an Emergency Use Authorization (EUA).

Outside the U.S., in September 2020, Rapid Diagnostics launched its Panbio® rapid antigen test to detect COVID-19 pursuant to a CE Mark. In June 2021, Abbott announced that it had received CE Mark for its over-the-counter Panbio COVID-19 Antigen Self-Test for individuals with or without symptoms.

In 2020, Molecular Diagnostics developed and launched molecular tests to detect COVID-19 using polymerase chain reaction (PCR) methods on its m2000® RealTi*m*e lab-based platform and its Alinity® m system pursuant to EUAs in the U.S. and CE Marks. Molecular Diagnostics also developed and launched its multiplex molecular test on its Alinity m system to detect COVID-19, influenza A, influenza B, and respiratory syncytial virus (RSV) in one test. This multiplex molecular test was launched pursuant to a CE Mark in December 2020 and an EUA in the U.S. in March 2021.

In 2020 and 2021, Core Laboratory Diagnostics developed and launched various lab-based serology blood tests on its ARCHITECT® i1000SR® and ARCHITECT i2000SR® laboratory instruments and on its Alinity i system for the detection of an antibody to determine if someone was previously infected with the COVID-19 virus. The tests were launched under EUAs in the U.S. and CE Marks.

Abbott's COVID-19 testing-related sales totaled approximately $8.4 billion in 2022, $7.7 billion in 2021, and $3.9 billion in 2020, led by sales related to Abbott's BinaxNOW, Panbio and ID NOW rapid testing platforms. The demand for COVID-19 tests has been volatile over the last two years as the number of COVID-19 cases, especially in the U.S., has fluctuated during this period. On January 30, 2023, the U.S. government announced that it plans to end the COVID-19 public health emergency on May 11, 2023. Abbott is evaluating the potential impacts of the end of the public health emergency, and it will continue to monitor further regulatory actions from relevant U.S. government agencies and assess potential impacts on pandemic-related government policies and product authorizations. Abbott expects the COVID-19 pandemic to shift to an endemic state in 2023, which would likely result in significantly lower demand for COVID-19 tests. Due to the unpredictability of the pandemic, including how and when it will shift to an endemic state, the extent to which COVID-19 will have a material effect on Abbott's business, financial condition or results of operations is uncertain.

With respect to other products sold by the Diagnostics segment, demand for routine diagnostic testing generally fluctuated with changes in the number of COVID-19 cases in various geographic regions throughout the 2020 - 2022 period. Across Abbott's cardiovascular and neuromodulation businesses, procedure volumes were negatively impacted in 2021 and 2022 by surges of COVID-19 in various geographies as well as intermittent COVID-19 lockdown restrictions and healthcare staffing challenges. Despite such challenges, overall volume trends improved in several cardiovascular businesses in 2021 and 2022. While Abbott's branded generic pharmaceuticals business was also negatively affected by the pandemic in 2020 as COVID-19 spread across emerging market countries, volumes recovered and grew in 2021 and 2022. Abbott's nutritional and diabetes care businesses were the least affected by the pandemic.

Abbott is continually monitoring the effects of the pandemic on its operations. Throughout the pandemic, Abbott has continued to ensure that its operations throughout the world are aligned with the specific governmental orders and guidelines affecting each location. Abbott has taken aggressive steps to limit exposure to COVID-19 and enhance the safety of facilities for its employees.

While Abbott's 2022 and 2021 sales were most significantly affected by the COVID-19 pandemic, the increase in total sales since 2020 also reflects the introduction of new products across various businesses as well as higher sales of various existing products. Sales in emerging markets, which represent approximately 35 percent of total company sales, increased 5.6 percent in 2022 and 19.6 percent in 2021, excluding the impact of foreign exchange. (Emerging markets include all countries except the United States, Western Europe, Japan, Canada, Australia and New Zealand.)

In U.S. Pediatric Nutritionals, Abbott initiated a voluntary recall in February 2022 of certain infant powder formula products manufactured at its facility in Sturgis, Michigan and stopped production at the facility. On May 16, 2022, Abbott entered into a consent decree with the U.S. Food and Drug Administration (FDA) on the steps necessary to resume production and maintain the

Sturgis facility and operations. On July 1, Abbott restarted partial production at the facility beginning with its specialty formula EleCare® and metabolic formulas. Subsequently, Abbott restarted Similac® production. The consent decree does not affect any other Abbott plants or operations.

In 2022, Abbott took various actions to mitigate the impact of the recall on the supply of formula in the U.S. These actions included the shipment of infant formula powder into the U.S. from Abbott's FDA-registered facility in Ireland; prioritization of infant formula production at its Columbus, Ohio facility; conversion of other liquid manufacturing lines into manufacturing Similac liquid ready-to-feed product; increased production of powder infant formula at its Casa Grande, Arizona manufacturing site; and importation of product from its facility in Spain as permitted by the FDA.

Over the last three years, Abbott's operating margin as a percentage of sales increased from 15.5 percent in 2020 to 19.6 percent in 2021 and then decreased to 19.2 percent in 2022. The decrease in 2022 from 2021 reflects the impact of the voluntary infant product recall and manufacturing stoppage in U.S. Pediatric Nutritionals and the impact of inflation and supply chain challenges on various manufacturing inputs and transportation costs across Abbott's businesses, partially offset by the favorable impact of margin improvement initiatives. The increase in 2021 from 2020 reflects the impact of sales volume increases for COVID-19 tests in Rapid Diagnostics and growth across virtually all of Abbott's businesses due, in part, to partial recovery from the COVID-19 pandemic, partially offset by the impact of inflation and supply chain challenges on various manufacturing inputs and transportation costs and an increase in restructuring costs.

In 2022 and 2021, Abbott experienced availability issues with some services and materials used in its products. To date, Abbott has been able to manage the various supply chain challenges without significant supply disruption or shortage for services, raw materials and supplies. The future extent to which inflation, supply chain disruptions, and unfavorable foreign exchange rates may have a material effect on Abbott's operating results is uncertain. While Abbott expects inflationary pressures on various raw materials, packaging materials and transportation costs to continue in 2023, the impact of such cost increases is expected to be at least partially mitigated by price increases in certain businesses and the impact of continued gross margin improvement initiatives. To the extent that supply chain challenges in the industries in which Abbott operates normalize over time, this may lessen inflationary pressures.

With respect to the performance of each reportable segment over the last three years, sales in the Medical Devices segment, excluding the impact of foreign exchange, increased 8.1 percent in 2022 and 19.4 percent in 2021. The sales increase in 2022 was driven by growth in Diabetes Care, Structural Heart, Electrophysiology, and Heart Failure. The sales increase in 2021 was driven by double-digit growth across all of Abbott's Medical Devices divisions, led by Diabetes Care, Structural Heart and Electrophysiology, due, in part, to a partial recovery from the COVID-19 pandemic.

In 2022, operating earnings for the Medical Devices segment decreased 2.3 percent. Excluding the impact of foreign exchange, Medical Devices operating earnings increased 9.3 percent. The operating margin profile for the Medical Devices segment increased from 25.8 percent of sales in 2020 to 31.4 percent in 2021 and then decreased to 30.0 percent in 2022. The overall increase over the two years reflects the impact of higher sales volumes across the Medical Device businesses, partially offset by continued pricing pressures on drug eluting stents (DES) and other products. The decrease in 2022 from 2021 reflects various factors, including the impacts of inflationary pressures and supply chain challenges related to various manufacturing inputs and processes.

In 2022, key product approvals in the Medical Devices segment included:

- FDA clearance for the EnSite® X EP System with EnSite OT, which leverages the Advisor® HD Grid Catheter to provide a 360-degree view of the heart without regard to the orientation of the catheter in the heart,
- FDA clearance of the Freestyle Libre® 3 system which automatically delivers up-to-the minute glucose readings and 14-day accuracy in a wearable sensor,
- FDA approval for an expanded indication for the CardioMEMS® HF system, a small implantable pulmonary artery sensor and remote monitoring system that can detect early warning signs of worsening heart failure,
- FDA approval for the Aveir® single-chamber leadless pacemaker for the treatment of patients with slow heart rhythms, and
- FDA approval of the EternaTM rechargeable spinal cord stimulation system for the treatment of chronic pain.

In Abbott's Diagnostics segment, sales increased 10.4 percent in 2022 and 42.7 percent in 2021, excluding the impact of foreign exchange. As was discussed above, sales growth in 2022 and 2021 was driven by demand for Abbott's portfolio of rapid diagnostics tests for COVID-19 and higher routine diagnostics testing in the core laboratory business, partially offset by lower demand for Abbott's laboratory-based tests for COVID-19 in the molecular diagnostics business.

In 2022, operating earnings for the Diagnostics segment increased 6.6 percent. The operating margin profile increased from 34.3 percent of sales in 2020 to 40.2 percent in 2022 primarily due to higher sales in Rapid Diagnostics and the impact of increased routine diagnostics testing on Core Laboratory Diagnostics versus 2020 levels.

Abbott has regulatory approvals in the U.S., Europe, China, and other markets for the "Alinity c" and "Alinity i" instruments and has continued to build out its test menu for clinical chemistry and immunoassay diagnostics. Abbott has obtained regulatory approval for the "Alinity h" system for hematology in Europe, Japan and other regions. Abbott has also obtained regulatory approvals in the U.S., Europe and other markets for the "Alinity s" (blood screening) and "Alinity m" (molecular) instruments and several testing assays.

In Abbott's Nutritional Products segment, total pediatric nutrition sales, excluding the impact of foreign exchange, decreased 16.6 percent in 2022 as a result of the voluntary recall and manufacturing stoppage discussed above as well as challenging market dynamics in Greater China. In December 2022, Abbott initiated steps to exit its pediatric nutrition business in China. Excluding the impact of foreign exchange, total pediatric nutrition sales increased 3.3 percent in 2021 driven by the Pedialyte®, PediaSure® and Similac® brands in the U.S. as well as infant and toddler product growth across several international markets, partially offset by challenging market dynamics in the Greater China infant category. Excluding the impact of foreign exchange, total adult nutrition sales increased 4.8 percent in 2022 and 12.8 percent in 2021, led by the continued growth of Ensure®, Abbott's market-leading complete and balanced nutrition brand, and Glucerna®, Abbott's market-leading diabetes-specific nutrition brand, across several countries.

In 2022, operating earnings for the Nutritional Products segment decreased 60.0 percent. Operating margins for the worldwide nutritional products business decreased from 22.9 percent in 2020 to 9.5 percent in 2022. The decrease was driven by the impact of the voluntary infant product recall and manufacturing stoppage as well as higher manufacturing and distribution costs, including commodity prices, partially offset by the impact of gross margin improvement initiatives and select product price increases.

The Established Pharmaceutical Products segment focuses on the sale of its products in emerging markets. Excluding the impact of foreign exchange, Established Pharmaceutical sales increased 10.6 percent in 2022 and 10.4 percent in 2021. The sales increases in 2022 and 2021 reflect higher sales in several geographies including India, China, and Brazil. In 2022, operating earnings for the Established Pharmaceutical Products segment increased 18.0 percent. Operating margins increased from 18.5 percent of sales in 2020 to 21.4 percent in 2022 primarily due to the impact of gross margin improvement initiatives and higher selling prices partially offset by inflation on various product inputs.

With respect to Abbott's financial position, at December 31, 2022 and 2021, Abbott's cash and cash equivalents and short-term investments total approximately $10.2 billion. Abbott's long-term debt totals $16.8 billion and $18.1 billion at December 31, 2022 and 2021, respectively.

Abbott declared dividends of $1.92 per share in 2022 and $1.82 per share in 2021, an increase of approximately 5.5 percent. Dividends paid totaled $3.309 billion in 2022 compared to $3.202 billion in 2021. The year-over-year change in the amount of dividends paid reflects the increase in the dividend rate. In December 2022, Abbott increased the company's quarterly dividend by 8.5 percent to $0.51 per share from $0.47 per share, effective with the dividend paid in February 2023. In December 2021, Abbott increased the company's quarterly dividend by 4.4 percent to $0.47 per share from $0.45 per share, effective with the dividend paid in February 2022.

On February 8, 2023, Abbott entered into a definitive agreement to acquire Cardiovascular Systems, Inc. (CSI). CSI sells an atherectomy system used in treating peripheral and coronary artery disease. The acquisition, which is expected to add complementary technologies to Abbott's portfolio of vascular device offerings, is subject to the approval of CSI shareholders and the satisfaction of customary closing conditions, including applicable regulatory approvals. Under the terms of the agreement, Abbott will pay $20 per common share at a total expected equity value of approximately $890 million. The acquisition is expected to be funded with cash on hand.

In 2023, Abbott will also focus on continuing to invest in product development areas that provide the opportunity for strong sustainable growth over the next several years. In its diagnostics business, Abbott's focus will include driving sales growth from its Alinity suite of diagnostics instruments and its portfolio of rapid diagnostic testing systems as well as continuing to meet COVID-19 test demand. In the Medical Devices segment, Abbott will focus on launching various new products and expanding its market position across the various businesses. In its nutritional business, Abbott will continue to focus on executing the actions needed to achieve a recovery in its infant formula business and growth globally. In the established pharmaceuticals business, Abbott will continue to focus on growing its business with the depth and breadth of its portfolio in emerging markets.

CRITICAL ACCOUNTING POLICIES

Sales Rebates — In 2022, approximately 45 percent of Abbott's consolidated gross revenues were subject to various forms of rebates and allowances that Abbott recorded as reductions of revenues at the time of sale. Most of these rebates and allowances in 2022 are in the Nutritional Products and Diabetes Care businesses. Abbott provides rebates to state agencies that administer the Special Supplemental Nutrition Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2022, 2021, and 2020 amounted to approximately $3.9 billion, $3.9 billion, and $3.3 billion, respectively, or 17.6 percent, 17.5 percent, and 20.1 percent of gross sales, respectively, based on gross sales of approximately $22.4 billion, $22.3 billion, and $16.6 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $224 million in 2022. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were

approximately $280 million, $268 million, and $207 million for cash discounts in 2022, 2021, and 2020, respectively, and $379 million, $211 million, and $232 million for returns in 2022, 2021, and 2020, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the accruals. In the WIC business, estimates are required for the amount of WIC sales within each state where Abbott holds the WIC contract. The state where the sale is made, which is the determining factor for the applicable rebated price, is reliably determinable. Rebated prices are based on contractually obligated agreements generally lasting a period of two to four years. Except for a change in contract price or a transition period before or after a change in the supplier for the WIC business in a state, accruals are based on historical redemption rates and data from the U.S. Department of Agriculture (USDA) and the states submitting rebate claims. The USDA, which administers the WIC program, has been making its data available for many years. Management also estimates the states' processing lag time based on sales and claims data. Management has access to several large customers' inventory management data, which allows management to make reliable estimates of inventory in the retail distribution channel. At December 31, 2022, Abbott had WIC business in 37 states.

Historically, adjustments to prior years' rebate accruals have not been material to net income. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items is often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2016 were settled as of December 31, 2022. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for years, can be significant in relation to the obligations and the annual cost recorded for these programs. The significant net actuarial gains for these plans in 2022 reflects the impact of higher discount rates on the measurement of plan liabilities, partially offset by lower asset returns during the year. At December 31, 2022, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) were net losses of $2.0 billion for Abbott's defined benefit plans and net gains of $6 million for Abbott's medical and dental plans. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value at the acquisition date. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangibles. Abbott reviews definite-lived intangible assets for impairment each quarter using an undiscounted net cash flows approach. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2022, goodwill amounted to $22.8 billion and net intangibles amounted to $10.5 billion. Amortization expense in continuing operations for intangible assets amounted to $2.0 billion in 2022 and 2021 and $2.1 billion in 2020. There was no reduction of goodwill relating to impairments in 2022, 2021, and 2020.

FINANCIAL REVIEW

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $40 million to $50 million for its legal proceedings and environmental exposures. Accruals of approximately $45 million have been recorded at December 31, 2022 for these proceedings and exposures. These accruals represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

RESULTS OF OPERATIONS

SALES

The following table details the components of sales growth by reportable segment for the last two years:

	Total % Change	Components of % Change		
		Price	Volume	Exchange
Total Net Sales				
2022 vs. 2021	1.3	(0.3)	6.7	(5.1)
2021 vs. 2020	24.5	(1.5)	24.4	1.6
Total U.S.				
2022 vs. 2021	9.0	(0.6)	9.6	–
2021 vs. 2020	27.8	(1.9)	29.7	–
Total International				
2022 vs. 2021	(3.5)	–	4.7	(8.2)
2021 vs. 2020	22.5	(1.3)	21.2	2.6
Established Pharmaceutical Products Segment				
2022 vs. 2021	4.1	3.7	6.9	(6.5)
2021 vs. 2020	9.6	4.2	6.2	(0.8)
Nutritional Products Segment				
2022 vs. 2021	(10.1)	7.4	(13.6)	(3.9)
2021 vs. 2020	8.5	1.0	6.7	0.8
Diagnostic Products Segment				
2022 vs. 2021	6.0	(5.5)	15.9	(4.4)
2021 vs. 2020	44.8	(6.2)	48.9	2.1
Medical Devices Segment				
2022 vs. 2021	2.2	(0.2)	8.3	(5.9)
2021 vs. 2020	21.9	(0.9)	20.3	2.5

The increase in Total Net Sales in 2022 reflects growth in demand for Abbott's rapid diagnostic tests to detect COVID-19 as well as growth in the Established Pharmaceutical Products and Medical Devices segments, partially offset by lower Nutritional Products sales. Abbott's COVID-19 testing-related sales totaled approximately $8.4 billion in 2022, $7.7 billion in 2021 and $3.9 billion in 2020. Excluding the impact of COVID-19 testing-related sales, Abbott's total net sales decreased 0.3 percent in 2022. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's total net sales increased 5.1 percent. Abbott's net sales in 2022 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 8.2 percent and total sales by 5.1 percent.

The increase in Total Net Sales in 2021 reflects volume growth across all of Abbott's segments. In 2021, excluding the impact of COVID-19 testing-related sales, Abbott's total net sales increased 15.2 percent. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's total net sales increased 13.7 percent.

The price declines related to the Diagnostic Products segment in 2022 and 2021 primarily reflect lower pricing for COVID-19 tests.

The table below provides detail by sales category for the years ended December 31. percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2022	2021	Total Change	Impact of Exchange	Total Change Excl. Exchange
Total Established Pharmaceuticals —					
Key Emerging Markets	$ 3,728	$3,539	5%	(7)%	12%
Other	1,184	1,179	–	(7)	7
Nutritionals —					
International Pediatric Nutritionals	1,919	2,106	(9)	(5)	(4)
U.S. Pediatric Nutritionals	1,562	2,192	(29)	–	(29)
International Adult Nutritionals	2,621	2,632	–	(8)	8
U.S. Adult Nutritionals	1,357	1,364	(1)	–	(1)
Diagnostics —					
Core Laboratory	4,888	5,128	(5)	(7)	2
Molecular	995	1,427	(30)	(3)	(27)
Point of Care	525	536	(2)	(1)	(1)
Rapid Diagnostics	10,176	8,553	19	(4)	23
Medical Devices —					
Rhythm Management	2,119	2,198	(4)	(6)	2
Electrophysiology	1,927	1,907	1	(6)	7
Heart Failure	920	889	4	(2)	6
Vascular	2,483	2,654	(6)	(5)	(1)
Structural Heart	1,712	1,610	6	(7)	13
Neuromodulation	770	781	(1)	(2)	1
Diabetes Care	4,756	4,328	10	(7)	17

FINANCIAL REVIEW

(dollars in millions)	2021	2020	Total Change	Impact of Exchange	Total Change Excl. Exchange
Total Established Pharmaceuticals —					
Key Emerging Markets	$3,539	$3,209	10%	(2)%	12%
Other	1,179	1,094	8	2	6
Nutritionals —					
International Pediatric Nutritionals	2,106	2,140	(2)	1	(3)
U.S. Pediatric Nutritionals	2,192	1,987	10	—	10
International Adult Nutritionals	2,632	2,228	18	1	17
U.S. Adult Nutritionals	1,364	1,292	6	—	6
Diagnostics —					
Core Laboratory	5,128	4,475	15	3	12
Molecular	1,427	1,438	(1)	2	(3)
Point of Care	536	516	4	1	3
Rapid Diagnostics	8,553	4,376	95	2	93
Medical Devices —					
Rhythm Management	2,198	1,914	15	2	13
Electrophysiology	1,907	1,578	21	2	19
Heart Failure	889	740	20	1	19
Vascular	2,654	2,339	14	3	11
Structural Heart	1,610	1,247	29	2	27
Neuromodulation	781	702	11	1	10
Diabetes Care	4,328	3,267	33	4	29

In order to compute results excluding the impact of exchange rates, current year U.S. dollar sales are multiplied or divided, as appropriate, by the current year average foreign exchange rates and then those amounts are multiplied or divided, as appropriate, by the prior year average foreign exchange rates.

Total Established Pharmaceutical Products sales increased 10.6 percent in 2022 and 10.4 percent in 2021, excluding the unfavorable impact of foreign exchange. Excluding the impact of foreign exchange, total sales in Key Emerging markets increased 11.8 percent in 2022 and 11.9 percent in 2021 due to higher sales in various geographies including India, China, and Brazil, and several therapeutic areas, including gastroenterology, central nervous system/pain management, and cardiometabolic products. Excluding the impact of foreign exchange, sales in Established Pharmaceuticals' other emerging markets increased 7.3 percent in 2022 and 6.0 percent in 2021.

Excluding the impact of foreign exchange, total Nutritional Products sales decreased 6.2 percent in 2022 compared to a 7.7 percent increase in 2021. The 28.7 percent decrease in U.S. Pediatric Nutritional sales in 2022 reflects the impact of the voluntary recall and production stoppage of certain infant powder formula products manufactured at Abbott's facility in Sturgis, Michigan, partially offset by increased demand for Abbott's Pedialyte products. U.S. sales of infant powder formula brands associated with the recall were $479 million and $1.2 billion in 2022 and 2021, respectively. In 2021, U.S. Pediatric Nutritional sales increased 10.3 percent compared to 2020, reflecting growth in Pedialyte, Similac, and PediaSure.

International Pediatric Nutritional sales, excluding the effect of foreign exchange, decreased 3.9 percent in 2022 and 3.2 percent in 2021. The 2022 decrease reflects the impact of challenging market dynamics in the infant category in Greater China, partially offset by higher sales volumes in several countries in Southeast Asia and Latin America. The 2021 decrease reflects lower sales in China, the Middle East and various countries in Southeast Asia, partially offset by higher volumes sold in various countries in Latin America and Europe.

International Adult Nutritional sales, excluding the effect of foreign exchange, increased 7.6 percent in 2022 and 17.0 percent in 2021, reflecting continued growth of the Ensure® and Glucerna® brands in various countries. In 2022, U.S. Adult Nutritional sales decreased 0.5 percent as continued growth of the Ensure brand was offset by lower sales of other products and the impact of temporarily utilizing liquid manufacturing capacity to manufacture infant formula. In 2021, U.S. Adult Nutritional sales increased 5.6 percent, primarily due to growth of Ensure and Glucerna.

Excluding the effect of foreign exchange, Diagnostics segment sales increased 10.4 percent in 2022 and 42.7 percent in 2021, driven by demand for Abbott's portfolio of COVID-19 tests in Rapid Diagnostics. Rapid Diagnostics sales increased 22.5 percent and 93.3 percent in 2022 and 2021, respectively, excluding the effect of foreign exchange. The increases reflect COVID-19 test demand across Abbott's rapid testing platforms, including the Panbio® system, the ID NOW® platform, and the BinaxNOW® COVID-19 Ag Card test. Rapid Diagnostics COVID-19 testing-related sales were $7.9 billion in 2022, $6.6 billion in 2021 and $2.6 billion in 2020.

In 2022, Rapid Diagnostics sales increased 15.8 percent, excluding COVID-19 testing-related sales, and 19.1 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. These increases reflect higher sales of ID NOW tests for flu, strep, and respiratory syncytial virus (RSV) as well as growth in various other Rapid Diagnostics products. In 2021, Rapid Diagnostics sales increased 10.4 percent, excluding COVID-19 testing-related sales, and 9.2 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. These increases reflected the recovery of routine diagnostic testing from the 2020 impact of the pandemic.

FINANCIAL REVIEW

In Core Laboratory Diagnostics, sales increased 1.9 percent in 2022, excluding the effect of foreign exchange, due to the higher volume of routine diagnostic testing from the continued roll-out of the Alinity® platform and an expanded menu of tests. These higher volumes were partially offset by lower sales of Abbott's laboratory-based tests for the detection of COVID-19 IgG and IgM antibodies as well as intermittent market disruptions in China due to COVID-19 quarantine restrictions in various cities. Core Laboratory Diagnostics COVID-19 testing-related sales on Abbott's ARCHITECT and Alinity i platforms were $62 million in 2022, $204 million in 2021, and $262 million in 2020. In 2022, Core Laboratory Diagnostics sales decreased 2.0 percent, excluding COVID-19 testing-related sales, and increased 4.8 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales.

In 2021, Core Laboratory Diagnostics sales increased 12.4 percent, excluding the effect of foreign exchange, as a higher volume of routine diagnostic testing performed in hospitals and other laboratories was partially offset by lower sales of tests for the detection of COVID-19 IgG and IgM antibodies.

In Molecular Diagnostics, sales decreased 27.4 percent in 2022 and 2.9 percent in 2021, excluding the effect of foreign exchange. In both years, the decreases were driven by lower demand for Abbott's laboratory-based PCR molecular tests for COVID-19, partially offset by growth in other areas from the continued roll-out of the Alinity m platform. Molecular Diagnostics COVID-19 testing-related sales were $411 million in 2022, $891 million in 2021, and $1.0 billion in 2020. In 2022, Molecular Diagnostics sales increased 9.0 percent, excluding COVID-19 testing-related sales, and 13.8 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. In 2021, Molecular Diagnostics sales increased 29.2 percent, excluding COVID-19 testing-related sales, and increased 27.0 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales.

Excluding the effect of foreign exchange, total Medical Devices sales grew 8.1 percent in 2022 and 19.4 percent in 2021. In 2022 and 2021, the increase was driven by growth in Diabetes Care, Structural Heart, Electrophysiology and Heart Failure. The 2022 and 2021 growth in Diabetes Care sales was driven by continued growth of FreeStyle Libre, Abbott's continuous glucose monitoring system, in the U.S. and internationally. FreeStyle Libre sales totaled $4.3 billion in 2022, which reflected a 22.4 percent increase, excluding the effect of foreign exchange, over 2021. FreeStyle Libre sales totaled $3.7 billion in 2021, which reflected a 36.8 percent increase, excluding the effect of foreign exchange, over 2020 when sales totaled $2.6 billion.

In 2022, while procedure volumes across Abbott's cardiovascular and neuromodulation businesses were negatively impacted by new surges of COVID-19 in various geographies as well as intermittent COVID-19 lockdown restrictions in China and healthcare staffing challenges throughout the year, overall volumes improved in several businesses versus 2021. In Electrophysiology, the 7.3 percent growth, excluding the effect of foreign exchange, reflects the increase in procedure volumes and the continued roll-out of Abbott's EnSite® X EP System with Ensite Omnipolar Technology (OT), a new cardiac mapping platform available in the U.S., Japan and across Europe.

Growth in Structural Heart, excluding the effect of foreign exchange, was 13.0 percent in 2022, driven by growth across several areas of the business, including Amplatzer® Amulet® Left Atrial Appendage Occluder, which offers immediate closure of the left atrial appendage, an area in the heart where blood clots can form and MitraClip®, Abbott's market-leading device for the minimally invasive treatment of mitral regurgitation, a leaky heart valve. In Vascular, 2022 sales decreased 1.0 percent, excluding the impact of exchange, as higher endovascular sales were offset by the negative effect of lower average selling prices globally on traditional DES and other coronary products and a lower recovery of percutaneous coronary intervention (PCI) procedures which impacted the coronary business.

In 2021, while procedure volumes across Abbott's cardiovascular and neuromodulation businesses were negatively impacted early in the year by elevated COVID-19 case rates in certain countries, including the U.S., overall volumes improved over the course of 2021 across various businesses. The year-over-year increases in the various businesses reflect a recovery from the 2020 levels when the pandemic reduced procedure volumes as well as sales growth from pre-pandemic levels in Structural Heart, Electrophysiology, and Heart Failure, excluding the effect of foreign exchange. The growth in Structural Heart during 2021 was broad-based across several areas of the business, including MitraClip and TriClip®, the world's first minimally invasive, clip-based device for repair of a leaky tricuspid heart valve.

Abbott's operations in Russia and Ukraine represent approximately 2 percent of Abbott's total revenues and net assets, and to date the financial impact of Russia's invasion of Ukraine has not been material to Abbott's operations or financial condition. Future implications are difficult to predict, but at present Abbott does not anticipate that the Russia-Ukraine conflict will have a material impact on its operations or financial condition. A more detailed discussion of the risks associated with the Russia-Ukraine conflict is contained in Item 1A. Risk Factors.

Abbott has periodically sold product rights to non-strategic products and has recorded the related gains in net sales in accordance with Abbott's revenue recognition policies as discussed in Note 1 to the consolidated financial statements. Related net sales were not significant in 2022, 2021, or 2020.

The expiration of licenses and patent protection can affect the future revenues and operating income of Abbott. There are no significant patent or license expirations in the next three years that are expected to materially affect Abbott.

FINANCIAL REVIEW

OPERATING EARNINGS

Gross profit margins were 51.5 percent of net sales in 2022, 52.2 percent of net sales in 2021, and 50.5 percent in 2020. The decrease in 2022 reflects the impact of the voluntary infant product recall and Sturgis manufacturing stoppage as well as the prioritization of infant formula sales related to the WIC Program in the Nutritional business. The decrease also reflects higher manufacturing and supply chain costs across Abbott's businesses, including inflation, commodities and distribution expenses. In 2021, the increase primarily reflects the effects of higher sales volume, higher manufacturing utilization, and the nonrecurrence of a 2020 impairment of intangible assets, partially offset by increases in various manufacturing costs and the impact of higher restructuring charges.

Research and development (R&D) expenses were $2.9 billion in 2022, $2.7 billion in 2021, and $2.4 billion in 2020. The increase primarily reflects higher spending on various projects to advance products in development as well as the impairment of certain in-process R&D intangible assets partially offset by the favorable impact of foreign exchange. The increase in 2021 R&D spending was primarily driven by higher spending on various projects to advance products in development.

Selling, general and administrative (SG&A) expenses were virtually unchanged in 2022 compared to 2021 as higher selling and marketing spending to drive growth was offset by the favorable impact of foreign exchange. SG&A expenses increased 16.8 percent in 2021 due primarily to higher selling and marketing spending and the nonrecurrence of $100 million of income in 2020 from a litigation settlement. The increase in 2021 also includes charges related to certain litigation.

RESTRUCTURINGS

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its medical devices, nutritional, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $234 million of which approximately $59 million was recorded in Cost of products sold, approximately $36 million was recorded in Research and development and approximately $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of approximately $23 million and fixed assets impairment charges of approximately $4 million related to these restructuring plans.

In 2021, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in Abbott's diagnostic, established pharmaceutical, nutritional, and medical device businesses. Abbott recorded employee related severance and other charges of approximately $68 million of which approximately $16 million was recorded in Cost of products sold, approximately $4 million was recorded in Research and development and approximately $48 million was recorded in Selling, general and administrative expenses.

On May 27, 2021, Abbott management approved a restructuring plan related to its Diagnostic Products segment to align its manufacturing network for COVID-19 diagnostic tests with changes in the second quarter of 2021 in projected testing demand driven by several factors, including significant reductions in cases in the U.S. and other major developed countries, the accelerated rollout of COVID-19 vaccines globally and the U.S. health authority's updated guidance on testing for fully vaccinated individuals. In the second quarter of 2021, Abbott recorded charges of $499 million under this plan in Cost of products sold. The charge recognized in the second quarter included fixed asset write-downs of $80 million, inventory-related charges of $248 million, and other exit costs, which included contract cancellations and employee-related costs of $171 million.

In the second half of 2021, as the Delta and Omicron variants of COVID-19 spread and the number of new COVID-19 cases increased significantly, particularly in the U.S., demand for rapid COVID-19 tests increased significantly. As a result, in the second half of 2021, Abbott sold approximately $181 million of inventory that was previously estimated to have no net realizable value under the second quarter restructuring action. In addition, the estimate of other exit costs was reduced by a net $58 million as Abbott fulfilled its purchase obligations under certain contracts for which a liability was recorded in the second quarter or Abbott settled with the counterparty in the second half of 2021.

INTEREST EXPENSE AND INTEREST (INCOME)

Interest expense, net decreased $115 million in 2022 due to the impact of higher interest rates and cash and short-term investment balances on interest income and the repayment of debt in the first quarter of 2022 partially offset by the impact of interest rate hedge contracts related to certain fixed-rate debt. Interest expense, net decreased $10 million in 2021 due to the reduction of interest expense driven by lower interest rates in 2021. The effects of higher cash and short-term investment balances were more than offset by the impact of lower interest rates on interest income in 2021.

OTHER (INCOME) EXPENSE, NET

Other (income) expense, net includes income of approximately $406 million, $270 million, and $205 million in 2022, 2021, and 2020, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans. Other (income) expense, net also includes equity investment impairments that totaled approximately $45 million in 2022 and $115 million in 2020 and a gain on the sale of an equity method investment in 2021.

FINANCIAL REVIEW

TAXES ON EARNINGS

The income tax rates on earnings from continuing operations were 16.5 percent in 2022, 13.9 percent in 2021, and 10.0 percent in 2020.

In 2022, taxes on earnings from continuing operations include approximately $43 million in excess tax benefits associated with share-based compensation and approximately $20 million of net tax expense as a result of the resolution of various tax positions related to prior years.

In 2021, taxes on earnings from continuing operations include approximately $145 million in excess tax benefits associated with share-based compensation and approximately $55 million of net tax benefits as a result of the resolution of various tax positions related to prior years.

In 2020, taxes on earnings from continuing operations include the recognition of approximately $170 million of tax benefits associated with the impairment of certain assets, approximately $140 million of net tax benefits as a result of the resolution of various tax positions related to prior years, and approximately $100 million in excess tax benefits associated with share-based compensation. In 2020, taxes on earnings from continuing operations also include a $26 million increase to the transition tax liability associated with the 2017 Tax Cuts and Jobs Act (TCJA). The $26 million increase to the transition tax liability was the result of the resolution of various tax positions related to prior years. This adjustment increased the cumulative net tax expense related to the TCJA to $1.53 billion. As of December 31, 2022, the remaining balance of Abbott's transition tax obligation is approximately $739 million, which will be paid over the next four years as allowed by the TCJA. Earnings from discontinued operations, net of tax, in 2020 reflect the recognition of $24 million of net tax benefits primarily as a result of the resolution of various tax positions related to prior years.

Exclusive of these discrete items, tax expense was favorably impacted by lower tax rates and tax exemptions on foreign income primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, and Malta. Abbott benefits from a combination of favorable statutory tax rules, tax rulings, grants, and exemptions in these tax jurisdictions.

Abbott's future effective tax rate could be impacted by changes in federal, state or international tax laws or tax rulings. In December 2022, the European Union approved a tax directive that instructs its member states to adopt local legislation that ensures that every multinational company pays a minimum 15 percent tax rate in every jurisdiction in which it operates, beginning in 2024. Other non-EU countries have also announced their intentions to adopt a similar policy. Widespread adoption of a minimum tax rate regime could have an unfavorable impact on Abbott's future effective tax rate.

See Note 14 to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

RESEARCH AND DEVELOPMENT PROGRAMS

Abbott currently has numerous pharmaceutical, medical devices, diagnostic and nutritional products in development.

RESEARCH AND DEVELOPMENT PROCESS

In the Established Pharmaceuticals segment, the development process focuses on the geographic expansion and continuous improvement of the segment's existing products to provide benefits to patients and customers. As Established Pharmaceuticals does not actively pursue primary research, development usually begins with work on existing products or after the acquisition of an advanced stage licensing opportunity.

Depending upon the product, the phases of development may include:

- Drug product development.
- Phase I bioequivalence studies to compare a future Established Pharmaceutical's brand with an already marketed compound with the same active pharmaceutical ingredient (API).
- Phase II studies to test the efficacy of benefits in a small group of patients.
- Phase III studies to broaden the testing to a wider population that reflects the actual medical use.
- Phase IV and other post-marketing studies to obtain new clinical use data on existing products within approved indications.

The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions. The process may range from one year for a bioequivalence study project to six or more years for complex formulations, new indications, or geographic expansion in specific countries, such as China.

In the Diagnostics segment, the phases of the research and development process include:

- Discovery which focuses on identification of a product that will address a specific therapeutic area, platform, or unmet clinical need.
- Concept/Feasibility during which the materials and manufacturing processes are evaluated, testing may include product characterization and analysis is performed to confirm clinical utility.
- Development during which extensive testing is performed to demonstrate that the product meets specified design requirements and that the design specifications conform to user needs and intended uses.

The regulatory requirements for diagnostic products vary across different countries and geographic regions. In the U.S., the FDA classifies diagnostic products into classes (I, II, or III) and the classification determines the regulatory process for approval.

While the Diagnostics segment has products in all three classes, the vast majority of its products are categorized as Class I or Class II. Submission of a separate regulatory filing is not required for Class I products. Class II devices typically require pre-market notification to the FDA through a regulatory filing known as a 510(k) submission. Most Class III products are subject to the FDA's Premarket Approval (PMA) requirements. Other Class III products, such as those used to screen blood, require the submission and approval of a Biological License Application (BLA).

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which has been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category, with certain product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaced the existing directive in the EU for in vitro diagnostic products and imposed additional premarket and post-market regulatory requirements on manufacturers of such products. In December 2021, the IVDR was amended to extend the regulation's previous two-year transition period by a range of one to three years, with the transition period extending to May 2027 for certain classes of diagnostic devices. However, the amendment did not delay the date of application of the IVDR itself which took effect on May 26, 2022.

In the Medical Devices segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation, selection and qualification of a product design, completion of applicable clinical trials to test the product's safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

Similar to the diagnostic products discussed above, in the U.S., medical devices are classified as Class I, II, or III. Most of Abbott's medical device products are classified as Class II devices that follow the 510(k) regulatory process or Class III devices that are subject to the PMA process.

In the EU, medical devices are also categorized into different classes and the regulatory process, which had been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaced the existing directives in the EU for medical devices and imposes additional premarket and post-market regulatory requirements on manufacturers of such products. The MDR applies to manufacturers as of May 26, 2021 with a transition period until May 26, 2024. Each product must bear a CE mark to show compliance with the MDR.

Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

After approval and commercial launch of some medical devices, post-market trials may be conducted either due to a conditional requirement of the regulatory market approval or with the objective of proving product superiority.

In the Nutritional segment, the research and development process generally focuses on identifying and developing ingredients and products that address the nutritional needs of particular populations (e.g., infants and adults) or patients (e.g., people with diabetes). Depending upon the country and/or region, if claims regarding a product's efficacy will be made, clinical studies typically must be conducted.

In the U.S., the FDA requires that it be notified of proposed new formulations and formulation or packaging changes related to infant formula products. Prior to the launch of an infant formula or product packaging change, the company is required to obtain the FDA's confirmation that it has no objections to the proposed product or packaging. For other nutritional products, notification or pre-approval from the FDA is not required unless the product includes a new food additive. In some countries, regulatory approval may be required for certain nutritional products, including infant formula and medical nutritional products.

AREAS OF FOCUS

In 2023 and beyond, Abbott's significant areas of therapeutic focus will include the following:

Established Pharmaceuticals — Abbott focuses on building country-specific portfolios made up of high-quality medicines that meet the needs of people in emerging markets. Over the next several years, Abbott plans to expand its product portfolio in key therapeutic areas with the aim of addressing the health needs of more people in emerging markets and being among the first to launch new off-patent and differentiated medicines. In addition, Abbott continues to expand existing brands into new markets, implement product enhancements that provide value to patients and acquire strategic products and technology through licensing activities. Abbott is also actively working on the further development of several key brands such as Creon™, Duphaston™, Femoston™ and Influvac™. Depending on the product, the activities focus on development of new data, markets, formulations, delivery systems, or indications.

FINANCIAL REVIEW

Medical Devices — Abbott's research and development programs focus on:

- *Cardiac Rhythm Management* – Development of next-generation rhythm management technologies, including advanced communication capabilities and leadless pacing therapies.
- *Heart Failure* – Continued enhancements to Abbott's mechanical circulatory support and pulmonary artery pressure systems, including enhanced clinical performance and usability.
- *Electrophysiology* – Development of next-generation technologies in the areas of ablation, diagnostic, mapping, and visualization and recording.
- *Vascular* – Development of next-generation technologies for use in coronary and peripheral vascular procedures.
- *Structural Heart* – Development of transcatheter and surgical devices for the repair and replacement of heart valves, and occlusion therapies for congenital heart defects and stroke-risk reduction.
- *Neuromodulation* – Development of clinical evidence and next-generation technologies leveraging digital health to support improved patient clinical outcomes, physician engagement, and expanded indications in the treatment of chronic pain, movement disorders and other indications.
- *Diabetes Care* – Develop enhancements and additional indications for the FreeStyle Libre platform of continuous glucose monitoring products to help patients improve their ability to manage diabetes and for use beyond diabetes.

Nutritionals — Abbott is focusing its research and development spend on platforms that span the pediatric and adult nutrition areas: gastrointestinal/immunity health, brain health, mobility and metabolism, and user experience platforms. Numerous new products that build on advances in these platforms are currently under development, including clinical outcome testing, and are expected to be launched over the coming years.

Core Laboratory Diagnostics — Abbott continues to commercialize its next-generation blood and plasma screening, immunoassay, clinical chemistry and hematology systems, along with assays, including a focus on unmet medical need, in various areas including but not limited to infectious disease, cardiac care, metabolics, oncology, and neurologic assays as well as informatics solutions to help optimize diagnostics laboratory performance and automation solutions to increase efficiency in laboratories.

Molecular Diagnostics — Several new molecular in vitro diagnostic (IVD) tests are in various stages of development and launch.

Rapid Diagnostics — Abbott's research and development programs focus on the development of diagnostic products for infectious disease, cardiometabolic disease and toxicology.

In addition, the Diagnostics segment is pursuing the FDA's customary regulatory process for various COVID-19 tests for which EUAs were obtained.

Given the diversity of Abbott's business, its intention to remain a broad-based health care company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year relative to Abbott's total research and development expenses, as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2022 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully finish each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the risk of failure inherent in the development of medical device, diagnostic and pharmaceutical products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. Abbott plans to manage its portfolio of projects to achieve research and development spending that will be competitive in each of the businesses in which it participates, and such spending is targeted at approximately 7 percent of total Abbott sales in 2023. Abbott does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

GOODWILL

At December 31, 2022, goodwill recorded as a result of business combinations totaled $22.8 billion. Goodwill is reviewed for impairment annually in the third quarter or when an event that could result in an impairment occurs, using a quantitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. The income and market approaches are used to calculate the fair value of each reporting unit. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value.

FINANCIAL REVIEW

FINANCIAL CONDITION

CASH FLOW

Net cash from operating activities amounted to $9.6 billion, $10.5 billion, and $7.9 billion in 2022, 2021, and 2020, respectively. The decrease in Net cash from operating activities in 2022 was primarily due to the unfavorable cash flow impact of an increased investment in working capital partially offset by reduced expenditures related to restructuring actions and lower cash payments for income taxes. The increase in Net cash from operating activities in 2021 was primarily due to the favorable cash flow impact of higher segment operating earnings and improved working capital management partially offset by higher cash taxes paid and the net impact of litigation settlements.

A substantial portion of Abbott's cash and cash equivalents at December 31, 2022, is held by Abbott affiliates outside of the U.S. If these funds were needed for operations in the U.S., Abbott does not expect to incur significant additional income taxes in the future to repatriate these funds.

Abbott funded $413 million in 2022, $418 million in 2021, and $400 million in 2020 to defined benefit pension plans. Abbott expects pension funding of approximately $407 million in 2023 for its pension plans. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

DEBT AND CAPITAL

At December 31, 2022, Abbott's long-term debt rating was AA- by Standard & Poor's Corporation and A1 by Moody's. Abbott expects to maintain an investment grade rating.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. The lines of credit are part of a Five Year Credit Agreement (Revolving Credit Agreement) that Abbott entered into on November 12, 2020. Any borrowings under the Revolving Credit Agreement will mature and be payable on November 12, 2025, and will bear interest, at Abbott's option, based on either a base rate or Eurodollar rate, plus an applicable margin based on Abbott's credit ratings.

As of December 31, 2022, Abbott's total debt outstanding was $16.8 billion, of which $2.25 billion will mature in 2023. The repayment of the debt maturing in 2023 is expected to be funded from cash on hand.

On March 15, 2022, Abbott repaid the $750 million outstanding principal amount of its 2.55% Notes upon maturity.

In 2021, Abbott repaid approximately $195 million on a short-term facility upon maturity. After the repayment, Abbott has no short-term debt.

In 2020, financing activities related to the issuance and repayment of long-term debt included the following:

- On June 24, 2020, Abbott completed the issuance of $1.3 billion aggregate principal amount of senior notes, consisting of $650 million of its 1.15% Notes due 2028 and $650 million of its 1.40% Notes due 2030.
- On September 28, 2020, Abbott repaid the €1.140 billion outstanding principal amount of its 0.00% Notes due 2020 upon maturity. The repayment equated to approximately $1.3 billion.

In September 2019, the board of directors authorized the early redemption of up to $5 billion of outstanding long-term notes. As of December 31, 2022, $2.15 billion of the $5 billion authorization remains available.

In October 2019, the board of directors authorized the repurchase of up to $3 billion of Abbott's common shares from time to time. This authorization was in addition to the unused portion of a previous share repurchase program that was authorized in 2014. Under the program authorized in 2014, Abbott repurchased 1.6 million shares at a cost of $173 million in 2020.

In 2021, Abbott repurchased 16.6 million of its common shares for $2.016 billion which fully utilized the authorization remaining under the 2014 share repurchase program and a portion of the 2019 authorization. In December 2021, the board of directors authorized the repurchase of up to $5 billion of Abbott's common shares from time to time. This authorization was in addition to the $1.081 billion portion of the share repurchase program authorized in 2019 that was unused as of December 31, 2021. In 2022, Abbott repurchased 32.3 million of its common shares for $3.65 billion which fully utilized the authorization remaining under the 2019 share repurchase program and a portion of the 2021 authorization. As of December 31, 2022, $2.43 billion remains available for repurchase under the 2021 repurchase program.

Abbott declared dividends of $1.92 per share in 2022 compared to $1.82 per share in 2021, an increase of approximately 5.5 percent. Dividends paid were $3.309 billion in 2022 compared to $3.202 billion in 2021. The year-over-year change in dividends paid reflects the impact of the increase in the dividend rate.

FINANCIAL REVIEW

WORKING CAPITAL

Working capital was $9.7 billion at December 31, 2022 and $11.1 billion at December 31, 2021. The decrease was due largely to the classification of $2.3 billion of Senior Notes due in 2023 as current liabilities, partially offset by an increase in inventory.

Abbott monitors the credit worthiness of customers and establishes an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

CAPITAL EXPENDITURES

Capital expenditures of $1.8 billion in 2022, $1.9 billion in 2021, and $2.2 billion in 2020 were principally for upgrading and expanding manufacturing and research and development facilities and equipment in various segments, investments in information technology, and laboratory instruments placed with customers. 2020 capital expenditures also included the building of capacity for the manufacture of COVID-19 diagnostics tests.

CONTRACTUAL OBLIGATIONS

Abbott believes that its available cash and cash equivalents along with its ability to generate operating cash flow and continued access to debt markets are sufficient to fund existing and planned cash requirements. Abbott's material cash requirements include the following contractual obligations:

Debt — Principal payments required on long-term debt outstanding at December 31, 2022 are $2.3 billion in 2023, $1.1 billion in 2024, $1.5 billion in 2025, $2.9 billion in 2026, $0.6 billion in 2027 and $8.7 billion in 2028 and thereafter. Interest payments required on long-term debt outstanding at December 31, 2022 are $567 million in 2023, $525 million in 2024, $493 million in 2025, $462 million in 2026, $391 million in 2027 and $5.4 billion in 2028 and thereafter.

Operating leases — As of December 31, 2022, estimated contractual obligations for operating lease payments were $1.341 billion, with $258 million due within 12 months.

In addition, Abbott enters into purchase commitments in the normal course of business to meet operational and capital expenditure requirements. The majority of outstanding purchase commitments generally do not extend past one year.

CONTINGENT OBLIGATIONS

Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

LEGISLATIVE ISSUES

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which among other things, eliminates certain exceptions in the current rules regarding the approach for intraperiod tax allocations and the methodology for calculating income taxes in an interim period, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Abbott adopted the standard on January 1, 2021. The new standard did not have an impact on its consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In September 2022, the FASB issued ASU 2022-04, Disclosure of Supplier Finance Program Obligations, which requires an entity to report information about its supplier finance program. The standard becomes effective for Abbott in the first quarter of 2023. Abbott does not expect adoption of this new standard to have a material impact on its consolidated financial statements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors.

FINANCIAL REVIEW

PERFORMANCE GRAPH


$300
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022

This graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.

- Abbott Laboratories
- S&P 500 Index
- S&P 500 Health Care

Assuming $100 invested on December 31, 2017 with dividends reinvested.

SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in millions except per share data)

Year Ended December 31		2022	2021	2020	2019	2018
Summary of Operations:						
Net Sales	$	43,653	43,075	34,608	31,904	30,578
Cost of products sold	$	21,155	20,584	17,135	15,167	14,884
Research & development	$	2,888	2,742	2,420	2,440	2,300
Selling, general, and administrative	$	11,248	11,324	9,696	9,765	9,744
Operating earnings	$	8,362	8,425	5,357	4,532	3,650
Interest expense	$	558	533	546	670	826
Interest income	$	(183)	(43)	(46)	(94)	(105)
Other (income) expense, net (a)	$	(319)	(276)	(111)	(121)	56
Earnings before taxes	$	8,306	8,211	4,968	4,077	2,873
Taxes on earnings from continuing operations	$	1,373	1,140	497	390	539
Earnings from continuing operations	$	6,933	7,071	4,471	3,687	2,334
Net earnings	$	6,933	7,071	4,495	3,687	2,368
Basic earnings per common share from continuing operations	$	3.94	3.97	2.51	2.07	1.32
Basic earnings per common share	$	3.94	3.97	2.52	2.07	1.34
Diluted earnings per common share from continuing operations	$	3.91	3.94	2.49	2.06	1.31
Diluted earnings per common share	$	3.91	3.94	2.50	2.06	1.33
Financial Positions:						
Working capital	$	9,735	11,134	8,534	4,804	5,620
Long-term investment securities	$	766	816	821	883	897
Net property & equipment	$	9,162	8,959	9,029	8,038	7,563
Total assets	$	74,438	75,196	72,548	67,887	67,173
Long-term debt, including current portion	$	16,773	18,050	18,534	17,938	19,366
Shareholders' investment	$	36,905	36,024	33,003	31,301	30,722
Book value per share	$	21.24	20.42	18.63	17.76	17.50
Other Statistics:						
Gross profit margin	%	51.5	52.2	50.5	52.5	51.3
Research and development to net sales	%	6.6	6.4	7.0	7.6	7.5
Net cash from operating activities	$	9,581	10,533	7,901	6,136	6,300
Capital expenditures	$	1,777	1,885	2,177	1,638	1,394
Cash dividends declared per common share	$	1.92	1.82	1.53	1.32	1.16
Common shares outstanding (in thousands)		1,737,795	1,764,082	1,771,230	1,762,503	1,755,619
Number of common shareholders		34,019	35,926	37,450	38,990	42,827
Market price per share – high	$	139.83	142.60	115.14	89.24	74.92
Market price per share – low	$	93.25	105.36	61.61	65.50	55.58
Market price per share – close	$	109.79	140.74	109.49	86.80	72.33

a) These amounts include net foreign exchange (gain) loss in each year and debt extinguishment costs in 2019 and 2018.

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Robert J. Alpern, M.D.
Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine

Claire Babineaux-Fontenot
Chief Executive Officer, Feeding America

Sally E. Blount, Ph.D.
President and Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

Robert B. Ford
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Paola Gonzalez
Vice President and Treasurer of The Clorox Company

Michelle A. Kumbier
President, Turf & Consumer Products, Briggs & Stratton, LLC

Darren W. McDew
Retired General, United States Air Force, and Former Commander of U.S. Transportation Command

Nancy McKinstry
Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V.

William A. Osborn
Retired Chairman and Chief Executive Officer of Northern Trust Corporation

Michael F. Roman
Chairman of the Board, President and Chief Executive Officer, 3M Company

Daniel J. Starks
Retired Chairman, President and Chief Executive Officer of St. Jude Medical, Inc.

John G. Stratton
Executive Chairman of Frontier Communications Parent, Inc.

Glenn F. Tilton
Retired Chairman, President and Chief Executive Officer of UAL Corporation

SENIOR MANAGEMENT

Robert B. Ford*
Chairman of the Board and Chief Executive Officer

Hubert L. Allen*
Executive Vice President, General Counsel and Secretary

John M. Capek*
Executive Vice President, Ventures

Lisa D. Earnhardt*
Executive Vice President, Medical Devices

Robert E. Funck, Jr.*
Executive Vice President, Finance and Chief Financial Officer

John F. Ginascol*
Executive Vice President, Core Diagnostics

Joseph Manning*
Executive Vice President, Nutritional Products

Mary K. Moreland*
Executive Vice President, Human Resources

Daniel Salvadori*
Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Andrea Wainer*
Executive Vice President, Rapid and Molecular Diagnostics

Gregory A. Ahlberg*
Senior Vice President, Core Laboratory Diagnostics, Commercial Operations

Christopher J. Calamari*
Senior Vice President, U.S. Nutrition

Michael D. Dale*
Senior Vice President, Structural Heart

J. Scott House
Senior Vice President, Quality Assurance, Regulatory and Engineering Services

Sammy Karam*
Senior Vice President, Established Pharmaceuticals, Emerging Markets

Fernando Mateus*
Senior Vice President, International Nutrition

Louis H. Morrone*
Senior Vice President, Rapid Diagnostics

Michael J. Pederson*
Senior Vice President, Electrophysiology

Julie L. Tyler*
Senior Vice President, Abbott Vascular

Jared L. Watkin*
Senior Vice President, Diabetes Care

Alejandro D. Wellisch*
Senior Vice President, Established Pharmaceuticals, Latin America

Randel W. Woodgrift*
Senior Vice President, Cardiac Rhythm Management

CORPORATE VICE PRESIDENTS

Venu Ambati
Vice President, Established Pharmaceuticals, India

Elizabeth M. Balthrop
Vice President, Transfusion Medicine

Erica L. Battaglia
Vice President, Chief Ethics and Compliance Officer

Keith Boettiger
Vice President, Heart Failure

Philip P. Boudreau*
Vice President, Finance and Controller

Melissa D. Brotz
Vice President, Public Affairs and Corporate Marketing

P. Claude Burcky
Vice President, Government Affairs

Fanny Chen
Vice President, Core Diagnostics, China

Keith Cienkus
Vice President. Molecular Diagnostics

Kathryn S. Collins
Vice President, Commercial Legal Operations

Elizabeth C. Cushman
Vice President, Specialty Legal

Thomas C. Evers
Vice President, U.S. Government Affairs

Sabina A. Ewing
Vice President, Business and Technology Services

John S. Frels
Vice President, Research and Development, Immunoassay/Clinical Chemistry

Jeffrey N. Haas II
Vice President, Infectious Disease, Developed Markets, Rapid Diagnostics

Damian P. Halloran
Vice President, Infectious Disease, Emerging Markets, Rapid Diagnostics

Gene Huang, Ph.D.
Vice President, Chief Economist

Gary C. Johnson
Vice President, Clinical, Regulatory and Health Economics Outcomes Research, Cardiovascular and Neuromodulation

Robert R. Kunkler
Vice President, Toxicology, Cardiometabolic and Consumer Products and Services

Brian Lehman
Vice President, Commercial Operations, Electrophysiology

Scott M. Leinenweber
Vice President, Investor Relations, Licensing and Acquisitions

Pedro Malha
Vice President, Neuromodulation

John A. McCoy Jr.
Vice President, Treasurer

Jana Mihaylova
Vice President, Nutrition, Asia Pacific

Shawn D. Millerick
Vice President, Pediatric Nutrition

John M. Murphy
Vice President, Nutrition Supply Chain

Joseph L. Novak
Vice President, Taxes

Ric A. Schneider
Vice President, Chief Procurement Officer

Christopher J. Scoggins
Vice President, Commercial Operations and Marketing, Abbott Diabetes Care

Eric Shroff
Vice President, Abbott Point of Care

Frank Weitekamper
Vice President, Abbott Transition Organization

James R. Wenner
Vice President, Internal Audit

Monica J. Wilkins
Vice President, Regulatory and Quality

*Denotes executive officer

SHAREHOLDER AND CORPORATE INFORMATION

SHARES LISTING

The ticker symbol for Abbott's common shares is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the Swiss Stock Exchange.

QUARTERLY DIVIDEND DATES

Dividends are expected to be declared, recorded, and paid on the following schedule in 2023, pending approval by the Board of Directors:

Quarter	Declared	Recorded	Paid
First	2/17	4/14	5/15
Second	6/9	7/14	8/15
Third	9/21	10/13	11/15
Fourth	12/15	1/12/24	2/15/24

TAX INFORMATION FOR SHAREHOLDERS

Abbott is an Illinois High Impact Business (HIB) through June 2023 and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Abbott intends to apply for a renewal of its HIB designation. Dividends may be eligible for a subtraction from base income for Illinois income-tax purposes. If you have any questions, please contact your tax advisor.

DIVIDEND REINVESTMENT PLAN

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, or call Abbott's Investor Newsline, as listed in the right-hand column.

DIVIDEND DIRECT DEPOSIT

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, listed at right.

DIRECT REGISTRATION SYSTEM

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories common shares. Please contact the transfer agent with any questions.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually at 9 a.m. Central Time on Friday, April 28, 2023. There will not be a physical location for the Annual Meeting, and shareholders will not be able to attend the Annual Meeting in person. Questions regarding the Annual Meeting may be directed to the Corporate Secretary. A copy of Abbott's 2022 Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available on Abbott's Web site at www.abbott.com or by calling the Investor Newsline (above, right).

CEO AND CFO CERTIFICATIONS

In 2022, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate-governance listing standards. In addition, Abbott's CEO and chief financial officer (CFO) filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2022 reports.

INVESTOR NEWSLINE

224-667-7300

INVESTOR RELATIONS

Dept. 362, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 USA
224-667-6100

SHAREHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940-3078
888-332-2268 (U.S. or Canada)
781-575-3910 (outside U.S. or Canada)
www.computershare.com

CORPORATE SECRETARY

Dept. 364, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 USA
224-667-6100

WEBSITE

www.abbott.com

ABBOTT ONLINE ANNUAL REPORT

www.abbott.com/annualreport

GLOBAL SUSTAINABILITY REPORT

www.abbott.com/sustainability

SHAREHOLDER INFORMATION

Shareholders with questions about their accounts may contact the transfer agent, listed above.

Individuals who would like to receive additional information, or have questions regarding Abbott's business activities, may call the Investor Newsline at the number listed above, write Abbott Investor Relations at the address above, or visit Abbott's website, www.abbott.com.

Abbott trademarks and products in-licensed by Abbott are shown in italics in the text of this report.

Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties, that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2022 Form 10-K and are incorporated by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The Abbott 2022 Annual Report cover and text is printed on recycled paper that contains a minimum of 10% post-consumer fiber and the financial pages on 30% post-consumer fiber.

FSC www.fsc.org MIX Paper from responsible sources FSC® C020268


life. to the fullest.®
Abbott